PROSPECTUS Supplement
(To Prospectus dated October 10, 2008)

3,000,000 Common Shares of Beneficial Interest

We are a self-advised equity real estate investment trust that owns and operates commercial office, medical, industrial and retail properties and multi-family residential properties located primarily in the upper Midwest.

We are offering 3,000,000 common shares of beneficial interest, no par value.  Our common shares are traded on the NASDAQ Global Select Market under the symbol “IRET.”  On June 1, 2009, the last reported sale price of our common shares, as reported on the NASDAQ Global Select Market, was $9.20 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement, page 8 of the accompanying prospectus, page 10 of our Annual Report on Form 10-K for the fiscal year ended April 30, 2008 and page 33 of our Quarterly Report on Form 10-Q for the three months ended January 31, 2009.

	Per Share	Total
Public offering price	$8.70	$26,100,000
Underwriting discount	$0.435	$1,305,000
Proceeds, before expenses, to us	$8.265	$24,795,000

The underwriters have a 30-day option to purchase up to an additional 450,000 common shares from us on the same terms set forth above, to cover over-allotments, if any.

In part so that we can continue to qualify as a real estate investment trust for federal income tax purposes, our declaration of trust generally does not permit anyone to own more than 9.8% of our outstanding common shares.  See “Description of Common Shares” in the accompanying prospectus.

Delivery of the shares will be made on or about  June 5, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.
D.A. Davidson & Co.
J.J.B. Hilliard, W.L. Lyons, LLC

June 2, 2009

Table of Contents
Prospectus Supplement

Prospectus

Special Note Regarding Forward-Looking Statements

Certain statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement and the accompanying prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long-term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements are discussed in “Risk Factors” on page S-14 of this prospectus supplement and page 8 of the accompanying prospectus and include:

•
the economic health of the markets in which we own and operate multi-family and commercial properties, in particular, the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our shares of beneficial interest;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

•	the availability and cost of casualty insurance for losses; and

•
other factors discussed under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended April 30, 2008, in our Quarterly Report on Form 10-Q for the three months ended January 31, 2009 and other documents filed with the Securities and Exchange Commission, or SEC, and incorporated by reference into this prospectus supplement.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

Documents Incorporated By Reference

The SEC allows us to incorporate by reference our publicly-filed reports into this prospectus supplement, which means that information included in those reports is considered part of this prospectus.  Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus supplement and in prior reports.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus supplement have been sold.  Unless expressly incorporated into this prospectus supplement, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus supplement.  The following documents filed with the SEC are incorporated by reference in this prospectus supplement:

•	Annual Report on Form 10-K for the year ended April 30, 2008 filed on July 14, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended July 31, 2008 filed on September 9, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 filed on December 10, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 filed on March 12, 2009;

•	Current Report on Form 8-K/A filed on May 20, 2008;

•	Current Report on Form 8-K filed on January 16, 2009;

•	Current Report on Form 8-K filed on March 27, 2009;

•	Current Report on Form 8-K filed on April 7, 2009;

•
The description of our common shares of beneficial interest contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987; and

•	The description of our Series A Cumulative Redeemable Preferred Shares of Beneficial Interest contained in our registration statement on Form 8-A, dated April 21, 2004 and filed April 22, 2004.

You may request a copy of these documents, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement, at no cost by writing to us at the following address or calling us at the telephone number listed below:

Investors Real Estate Trust
3015 16th Street SW, Suite 100
Minot, ND  58702-1988
Attn:  Shareholder Relations
Telephone:  (701) 837-4738
Facsimile: (701) 838-7785

You should rely only on the information provided or incorporated by reference in this prospectus supplement.  We have not, and the underwriters have not, authorized anyone to provide you with additional or different information.  You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front cover of the document.

About this Prospectus Supplement
And the Accompanying Prospectus

We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and the terms of the common shares. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and prospects may have changed since then. Updated information may have been subsequently provided as explained under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in making your decision to invest in our common shares. You should also read and consider the information in the incorporated documents we have referred you to in “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

As used in this prospectus supplement and the accompanying prospectus, references to “we,” “our,” “us,” the “Company,” “IRET” and similar references are to Investors Real Estate Trust and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. References to “shares” and to “common shares” or “Shares” are to our common shares of beneficial interest, no par value. References to “Series A preferred shares” are to our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value. References to “shares of beneficial interest” are to all of our shares of beneficial interest including, without limitation, our common shares, our Series A preferred shares and any other shares of beneficial interest that we may issue in the future.

Prospectus Supplement Summary

This section summarizes information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all the information you should consider before investing in our common shares. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus, or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” before making a decision to invest in our common shares. Unless otherwise stated or the context otherwise requires, the information contained in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional Shares to cover over-allotments.

Our Company

We are a self-advised real estate investment trust, or REIT, that owns and operates commercial office, medical, industrial and retail properties and multi-family residential properties located primarily in the upper Midwest.  The charts below show, as of January 31, 2009, the geographic distribution of our properties and their classification by type, in both cases measured on the basis of our investment in our properties (original investment plus improvements, if any).

Geographic Distribution of Properties Property Investments (percentage by state, by investment amount, net of accumulated depreciation)	Classification of Properties by Type Real Estate Portfolio Mix (percentage by segment, by investment amount, net of accumulated depreciation)

As of January 31, 2009, our real estate portfolio consisted of:

•	78 multi-family residential properties, containing 9,645 apartment units and having a total real estate investment amount net of accumulated depreciation of $426.8 million; and

•	166 commercial properties, containing approximately 11.7 million square feet of leasable space, as follows:

o	66 office properties containing approximately 5.0 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $500.7 million;

o
49 medical properties (including senior housing/assisted living facilities) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $345.8 million;

o	18 industrial properties containing approximately 2.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $94.3 million; and

o	33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.6 million.

Our commercial properties are typically leased to tenants under long-term lease arrangements, with no single tenant accounting for more than approximately 10.6% of our total annualized commercial rental revenues as of January 31, 2009.  At January 31, 2009, the economic occupancy rates for our stabilized properties were as follows:

Property Type	Economic Occupancy

Multi-family Residential	94.5%
Commercial Office	88.6%
Commercial Medical	95.5%
Commercial Industrial	98.9%
Commercial Retail	87.4%

Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled  rental revenues for the period.  Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled revenues.

Our principal executive office is located at 3015 16th Street SW, Suite 100, Minot, North Dakota, 58702-1988, and our telephone number is (701) 837-4738.

Investment Strategy

We seek to employ a disciplined investment strategy focused on growing assets in our target geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, and regularly increasing funds from operations. We believe this investment strategy has enabled us to achieve our goal of regularly increasing distributions on our common shares. We have increased our distributions per common share every year since our inception 38 years ago and every quarter since 1988.

We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 500,000, and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors.

We continually receive, evaluate and identify opportunities for the acquisition and development of commercial and multi-family residential properties, particularly in the states in which we currently own properties. These investment and development opportunities are sourced through various channels, including real estate brokers, property owners, property management firms and our own business development efforts. In evaluating commercial properties for acquisition, we consider such factors as market size, economic and market rental conditions, property type, property quality, existing occupancy and lease rates, tenant makeup and quality, lease rollover risk and current and prospective cash flow levels. In evaluating multi-family residential properties for acquisition, we consider such factors as market size and growth characteristics, demographics, apartment rental conditions and trends, market rent and occupancy levels, property quality, operating expense and maintenance considerations, property occupancy rates and current and prospective cash flow levels. Upon identifying properties that meet our investment criteria, we conduct financial analyses, perform property inspections, identify lending sources and terms and submit or negotiate acquisition proposals on terms that we expect will allow us, under reasonable assumptions, to meet our targeted investment returns.  In evaluating multi-family residential and commercial development opportunities, we consider factors that include property site location, access, soil conditions and other physical characteristics of the site, market size and growth characteristics, demographics, existing property development adjacent or near the site, prospective tenants and cash flow levels.

Typically, we seek to acquire well-maintained properties with strong tenant bases and lease or rental revenues and terms that immediately support our return on investment objectives. Due to varying market conditions over time, this investment focus can lead to a greater concentration of acquisition activity in certain property types during particular market cycles. For instance, during the 12 months ended January 31, 2009, approximately 83.7% of our property acquisitions, based on investment amount, were commercial medical properties, due to the greater availability of these properties on terms that met our return on investment objectives. As market conditions evolve, however, this trend may be reversed and we may again purchase a greater percentage of multi-family residential properties, or other commercial properties.  We typically seek to develop commercial properties when we have identified or secured an anchor tenant for the property.  We typically seek to develop multi-family residential properties when we have identified a community with attractive economic and market rental conditions.

We generally use available cash or short-term floating rate debt to acquire real estate.  We then replace the cash or short-term floating rate debt with fixed-rate secured debt.  We generally finance development projects with available cash or short-term floating rate debt and re-finance with fixed-rate secured debt.  In appropriate circumstances, we also may acquire one or more properties in exchange for our common shares or for limited partnership units, or LP units, of our operating partnership, IRET Properties, which typically are redeemable for our common shares on a one-to-one basis or, at our option, cash, after the expiration of a minimum one-year holding period.

Operations

We conduct our operations from offices in Minot, North Dakota and Minneapolis, Minnesota.   We also have property management offices in St. Louis, Missouri, Omaha, Nebraska and Kansas City, Kansas.  In Minot, our 46-person staff is engaged in activities that include management and planning, financial analysis and accounting, marketing, property sourcing and evaluation, legal and compliance, information management and investor relations.  In Minneapolis, our 18-person staff is primarily engaged in sourcing, evaluating and managing commercial properties in the Minneapolis/St. Paul metropolitan area.

The day-to-day management of our commercial properties is carried out by our own employees and by third-party property management companies.  In markets where the amount of rentable square footage we own does not justify self-management, when properties acquired have effective pre-existing property management in place, or when for other reasons particular properties are in our judgment not attractive candidates for self-management, we may utilize third-party professional management companies for day-to-day management.  As of January 31, 2009, we have under internal management 96 commercial properties.  The remaining 70 properties are managed by third parties. The management and leasing of most of our multi-family residential properties is handled by locally-based, third-party management companies.

We believe that our administrative, property management and corporate overhead expenses as a percentage of our revenues are among the lowest of all publicly-traded REITs.  We believe that this serves the interests of the holders of our common shares by moderating the impact of cyclical downturns and enhancing funds available for distribution.

Properties

The tables set forth below present summary financial information regarding our commercial and multi-family residential properties.

Commercial and Multi-Family Residential Properties by State

The following table presents, as of January 31, 2009, an analysis by state of each of the five categories of properties owned by us — multi-family residential and commercial office, medical, industrial and retail:

Total Real Estate by Investment Amount

	As of January 31, 2009
	(in thousands)
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total	Total %

Minnesota	$145,266	$362,339	$291,857	$72,156	$73,815	$945,433	55.0%
North Dakota	144,535	23,347	31,582	7,141	28,361	234,966	13.7%
Nebraska	36,191	79,859	24,820	0	3,699	144,569	8.4%
Colorado	43,512	22,542	0	0	0	66,054	3.8%
Kansas	43,380	14,859	0	0	0	58,239	3.4%
Montana	41,125	0	4,319	0	5,271	50,715	3.0%
South Dakota	34,292	7,088	7,448	0	0	48,828	2.8%
Texas	39,784	0	0	0	0	39,784	2.3%
All Other States	11,196	59,593	25,266	27,287	7,760	131,102	7.6%
Total	$539,281	$569,627	$385,292	$106,584	$118,906	$1,719,690	100.0%

Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in (corresponding to “Property owned” on the balance sheet, i.e., cost), and the financial contribution of (i.e., the net operating income produced by), our commercial and multi-family residential properties over the past three fiscal years.

	Fiscal Years Ended April 30
	(in thousands)
	2008	%	2007	%	2006	%
Real Estate Investments – (cost)
Multi-Family Residential	$510,697	31.0%	$489,644	32.9%	$452,251	35.6%
Commercial Office	556,712	33.8%	536,431	36.0%	383,280	30.2%
Commercial Medical	359,986	21.8%	274,779	18.4%	263,300	20.7%
Commercial Industrial	104,060	6.3%	75,257	5.1%	59,583	4.7%
Commercial Retail	116,804	7.1%	113,176	7.6%	111,009	8.8%
Total	$1,648,259	100.0%	$1,489,287	100.0%	$1,269,423	100.0%
Net Operating Income(1)
Multi-Family Residential	$38,190	28.6%	$35,518	29.4%	$31,967	30.9%
Commercial Office	47,836	35.8%	43,128	35.6%	33,882	32.8%
Commercial Medical	28,656	21.4%	26,108	21.5%	23,356	22.6%
Commercial Industrial	9,162	6.8%	6,838	5.6%	5,120	5.0%
Commercial Retail	9,921	7.4%	9,614	7.9%	9,033	8.7%
Total	$133,765	100.0%	$121,206	100.0%	$103,358	100.0%
_____________________

1)
We define net operating income as total revenues less property operating expenses and real estate taxes.  We believe that net operating income is an important supplemental measure of operating performance for a REIT’s operating real estate, because it provides a measure of core operations that is unaffected by depreciation, amortization, financing and general and administrative expense.  Net operating income does not represent cash generated by operating activities in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered as an alternative to net income, net income available to common shareholders or cash flow from operating activities as a measure of financial performance.  A reconciliation of net operating income to income before minority interest and discontinued operations and gain on sale of other investments is as follows:

	(in thousands)
Year Ended April 30, 2008	Multi-Family Residential	Commercial -Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
Real estate revenue	$72,827	$84,042	$38,412	$11,691	$14,198	$221,170
Real estate expenses	34,637	36,206	9,756	2,529	4,277	87,405
Net operating income	$38,190	$47,836	$28,656	$9,162	$9,921	$133,765
Interest						(63,439)
Depreciation/amortization						(51,518)
Administrative, advisory and trustee fees						(5,203)
Operating expenses						(1,344)
Non-operating income						2,760
Income before minority interest and discontinued operations and gain on sale of other investments						$15,021

	(in thousands)
Year Ended April 30, 2007	Multi-Family Residential	Commercial -Office	Commercial-Medical	Commercial-Industrial	Commercial -Retail	Total
Real estate revenue	$66,972	$73,603	$34,783	$8,091	$14,089	$197,538
Real estate expenses	31,454	30,475	8,675	1,253	4,475	76,332
Net operating income	$35,518	$43,128	$26,108	$6,838	$9,614	$121,206
Interest						(58,424)
Depreciation/amortization						(45,501)
Administrative, advisory and trustee fees						(4,451)
Operating expenses						(1,240)
Non-operating income						2,665
Income before minority interest and discontinued operations and gain on sale of other investments						$14,255

	(in thousands)
Year Ended April 30, 2006	Multi-Family Residential	Commercial -Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
Real estate revenue	$61,669	$57,483	$31,670	$6,372	$12,977	$170,171
Real estate expenses	29,702	23,601	8,314	1,252	3,944	66,813
Net operating income	$31,967	$33,882	$23,356	$5,120	$9,033	$103,358
Interest						(50,677)
Depreciation/amortization						(37,639)
Administrative, advisory and trustee fees						(3,894)
Operating expenses						(1,269)
Non-operating income						1,240
Income before minority interest and discontinued operations and gain on sale of other investments						$11,119

Recent Developments

Acquisition and Disposition Activities

During the fiscal year ended April 30, 2009, we acquired or placed in-service properties with development and acquisition costs totaling approximately $32.0 million.  In the fourth fiscal quarter we completed construction of a mixed-use project in Minot, North Dakota, consisting of 71 apartments, of which 58 were leased as of April 30, 2009, and approximately 50,360 rentable square feet of office and retail space.  We occupy approximately 21,764 square feet of this office and retail space, having moved our Minot headquarters to this location.  We had no material dispositions in fiscal year 2009.

We are actively reviewing non-core properties for potential selective sale based on our assessment of pricing and capital requirements.  No assurance can be given that any of the properties currently under contract, being marketed or considered for sale will actually be sold, or will be sold on the terms currently contemplated.

We currently have no material pending acquisitions. In the fourth quarter of fiscal year 2009, we signed a purchase agreement to acquire a portfolio of office and retail properties located in the Minneapolis-St. Paul metropolitan area for a total of $29.7 million.  We subsequently terminated this purchase agreement, but we are continuing to discuss this possible transaction with the sellers of the portfolio.

Financing Update

During fiscal year 2009, we financed or refinanced ten properties, placing new debt or refinancing existing debt totaling $68.8 million with five different lenders and generating cash-out proceeds totaling $36.8 million before closing costs.  These loans have maturities ranging from three to ten years with fixed interest rates ranging from 5.50% to 6.50%. In addition, we entered into a $5.0 million line of credit maturing in November 2009 with Dacotah Bank in Minot, North Dakota.  This line of credit is fully-drawn, and of the $5.0 million, we include $3.5 million in mortgages payable on our balance sheet, as secured by first mortgages on six small apartment properties owned by us, with the remaining $1.5 million included in revolving lines of credit.  We expect to renew this line of credit prior to its expiration.

During the fourth quarter of fiscal year 2009, we (or, in one case, our joint venture partner) obtained approximately $48.5 million in secured debt commitments.  These commitments were sourced from three different lenders and will be secured by eight individual properties.  These loans are expected to have maturities ranging from seven to ten years with interest rates ranging from 6.41% to 7.30%, and we expect to receive cash-out proceeds from these refinancings totaling approximately $4.3 million.  We expect to close these financings during the first and second quarters of fiscal year 2010.

As of April 30, 2009, we had $32.0 million available under our three unsecured revolving credit facilities with Bremer Bank, First Western Bank and Trust and First International Bank and Trust.  These lines of credit expire in September 2009, December 2011, and December 2009, respectively; we expect to renew each of these lines of credit prior to its expiration. As of March 31, 2009, we had on hand consolidated cash and cash equivalents totaling $35.2 million.

During the fourth quarter of fiscal year 2009, we sold 632,712 newly-issued common shares under a continuous equity offering program with Robert W. Baird & Co. Incorporated as sales agent, for total proceeds to us (after sales commissions but before expenses) of approximately $6.0 million.

Distributions

We paid a distribution of $0.1700 per common share and limited partnership unit of IRET Properties in the fourth quarter of fiscal year 2009, on April 1, 2009, and we declared a distribution of $0.1705 per share and limited partnership unit to be paid in the first quarter of fiscal year 2010, on or about July 1, 2009.  We currently expect to pay the final calendar-year 2009 (i.e., October 1, 2009) distribution payment fully in cash.

The Offering

Shares Offered	3,000,000 Shares(1)

Shares Outstanding After this Offering	63,421,023 Shares (1)(2)

Restriction on Ownership and Transfer
Our Shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a REIT for federal income tax purposes.  See “Description of Common Shares” in the accompanying prospectus.

Use of Proceeds
We estimate that the net proceeds we will receive from this offering (after payment of offering expenses) will be approximately $24,695,000, or approximately $28,414,250 if the underwriters exercise their over-allotment option in full.  We intend to contribute the net proceeds to our operating partnership, IRET Properties, to use for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties and debt repayment.

NASDAQ trading symbol	IRET
——————

(1)	Excludes 450,000 common shares that we may issue upon exercise of the underwriters’ over-allotment option.
(2)	Based on 60,421,023 common shares outstanding as of April 30, 2009; excludes 20,838,197 common shares issuable upon redemption of outstanding limited partnership units of our operating partnership.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial data, which should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the documents filed with the SEC that are incorporated by reference into this prospectus supplement. Our summary consolidated financial data as of and for each of the fiscal years in the three-year period ended April 30, 2008 is derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP. Our summary consolidated financial data as of January 31, 2009, and for the nine-month periods ended January 31, 2009 and 2008, has been derived from our unaudited financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Operating results for the nine months ended January 31, 2009 are not necessarily indicative of the results that may be expected for the full year.

	Nine Months Ended January 31		Fiscal Year Ended April 30
	2009	2008	2008	2007	2006
	(in thousands, except per share data)
Operating Data:
Revenue	$179,353	$162,208	$221,170	$197,538	$170,171
Operating expenses:
Interest	51,307	46,969	63,439	58,424	50,677
Depreciation/Amortization	40,821	36,505	50,042	44,419	36,894
Utilities and maintenance	35,258	30,636	42,375	36,848	32,613
Property management	13,754	11,298	15,273	13,826	11,786
Taxes	22,406	19,635	27,133	23,281	19,757
Other operating expenses	8,756	7,828	10,647	9,150	8,565
Total operating expenses	$172,302	$152,871	$208,909	$185,948	$160,292

Non-operating income	688	2,089	2,760	2,665	1,240
Income before gain/loss on properties and minority interest	$7,739	$11,426	$15,021	$14,255	$11,119
(Loss) gain on sale of other investments	54	4	42	(38)	23
Minority interest portion of joint ventures	97	25	136	26	(484)
Minority interest portion of operating partnership income	(1,631)	(2,691)	(3,524)	(3,217)	(1,892)

Income from continuing operations	$6,259	$8,764	$11,675	$11,026	$8,766

Discontinued operations, net	0	36	413	3,084	2,801
Net income	$6,259	$8,800	$12,088	$14,110	$11,567
Dividends to preferred shareholders	(1,779)	(1,779)	(2,372)	(2,372)	(2,372)
Net income available to common shareholders	4,480	7,021	9,716	11,738	9,195

Other Data:
Funds from operations(1)	$47,992	$47,114	$64,182	$56,994	$46,711
Cash distributions to holders of common shares and unitholders	32,215	28,007	38,372	31,927	28,271

Per Share Data:
Net income from continuing and discontinued operations	$.08	$.14	$.18	$.24	$.20
Funds from operations(1)	.60	.66	.87	.88	.79
Cash distributions	.5070	.5010	.6690	.6610	.6530

Balance Sheet Data:
Total real estate investments, net	$1,474,053	$1,368,343	$1,456,178	$1,316,534	$1,126,400
Total assets	1,609,288	1,519,910	1,618,026	1,435,389	1,207,315
Total liabilities	1,110,538	1,006,377	1,098,593	981,030	797,139
Minority interest in consolidated partnerships	13,000	12,768	12,609	12,925	16,403
Minority interests in operating partnership	153,566	155,301	161,818	156,465	104,213
Total shareholders’ equity	332,184	345,464	345,006	284,969	289,560
_____________________

(1)
We consider funds from operations, or FFO, a useful measure of performance for an equity REIT. We consider that FFO, by excluding depreciation costs, the gains or losses from the sale of operating real estate properties and extraordinary items as defined by GAAP, is useful to investors in providing an additional perspective on our operating results. Historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation, that the value of real estate assets decreases predictably over time. However, real estate asset values have historically risen or fallen with market conditions.  FFO, by excluding depreciation costs, reflects the fact that real estate, as an asset class, generally appreciates over time and that depreciation charges required by GAAP may not reflect underlying economic realities. Additionally, the exclusion of gains and losses from the sales of previously depreciated operating real estate assets in calculating FFO allows our management and investors better to identify the operating results of the long-term assets that form the core of our investments, and assists in comparing those operating results between periods. FFO is used by our management to identify trends in occupancy rates, rental rates and operating costs.  While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies. We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, or NAREIT, in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean net income (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

A reconciliation of FFO to net income computed in accordance with GAAP is as follows:

	Nine Months Ended January 31		Fiscal Year Ended April 30
	2009	2008	2008	2007	2006
	(in thousands, except per share data)

Net income	$6,259	$8,800	$12,088	$14,110	$11,567
Less dividends to preferred shareholders	(1,779)	(1,779)	(2,372)	(2,372)	(2,372)
Net income available to common shareholders	4,480	7,021	9,716	11,738	9,195

Add back:
Minority interest in earnings of holders of LP units	1,631	2,704	3,677	4,299	2,705
Depreciation and amortization(a)	41,935	37,393	51,303	45,559	38,104
(Gain) loss from depreciable property sales	(54)	(4)	(514)	(4,602)	(3,293)

Fully diluted FFO	47,992	47,114	64,182	56,994	46,711
Weighted averages shares outstanding:
Common shares	58,373	51,214	53,060	47,672	45,717
Common shares issuable to holders of LP units(b)	21,269	20,406	20,417	17,017	13,329

Total	79,642	71,620	73,477	64,689	59,046
Net income per common share(c)	$.08	$.14	$.18	$.24	$.20
FFO per common share(c)	$.60	$.66	$.87	$.88	$.79
_____________________

a)
Real estate depreciation and amortization consists of the sum of depreciation/amortization related to real estate investments and amortization related to non-real estate investments, and depreciation/amortization from Discontinued Operations, less corporate-related depreciation and amortization on office equipment and other assets.

b)	LP units of IRET Properties are redeemable at the option of the holder for cash or, at our option, common shares on a one-for-one basis.
c)
Net income per common share is calculated using the number of outstanding common shares. FFO per common share is calculated using the number of common shares outstanding and the number of common shares issuable to holders of outstanding LP units.

While we use the NAREIT definition of FFO, the components of that definition in many cases require interpretation and, accordingly, we have made certain interpretations in applying the definition. In particular, in calculating FFO per share, we add back to net income computed in accordance with GAAP the allocations made to limited partners of IRET Properties, and divide this amount by the total outstanding number of our common shares and LP units of IRET Properties. Under the partnership agreement pursuant to which the LP units of IRET Properties are issued, holders of LP units effectively have the same claim on our earnings and assets as do the holders of our common shares and, therefore, we consider that the LP units of IRET Properties also should be included with the common shares in calculating FFO per share.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies.

FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of our performance, but rather should be considered as an additional, supplemental measure. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of cash flow to fund our cash needs or our ability to service indebtedness or make distributions.

Price Range of Shares and Distribution History

Our common shares are traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol “IRET.”  At April 30, 2009, there were approximately 3,941 record holders of our common shares.  The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common shares on the NASDAQ and distributions per Share.

	High	Low	Distribution per Share
Fiscal Year 2007
First Quarter	$9.50	$8.85	$.1645
Second Quarter	10.15	9.22	.1650
Third Quarter	10.68	9.65	.1655
Fourth Quarter	11.00	9.66	.1660

Fiscal Year 2008
First Quarter	$10.86	$9.40	$.1665
Second Quarter	11.59	9.35	.1670
Third Quarter	10.55	8.84	.1675
Fourth Quarter	10.47	8.95	.1680

Fiscal Year 2009
First Quarter	$10.68	$9.54	$.1685
Second Quarter	11.19	7.66	.1690
Third Quarter	10.71	7.43	.1695
Fourth Quarter	10.43	8.60	.1700

The last reported sale price for our common shares on NASDAQ on June 1, 2009 was $9.20 per share.

We have paid regular quarterly distributions since July 1, 1971.  Distributions are paid in January, April, July and October of each year.  Our last quarterly distribution of $0.1700 per share was paid on April 1, 2009.

Risk Factors

An investment in our common shares involves various material risks. You should carefully consider the following risks, as well as those set forth  under the caption “Risk Factors” on page 8 of the accompanying prospectus and in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended.

Adverse global market and economic conditions may continue to adversely affect us and could cause us to recognize additional impairment charges or otherwise harm our performance.

Recent market and economic conditions have been challenging with tighter credit conditions through the end of 2008 and continuing in 2009.  Continued concerns about the availability and cost of credit, the U.S. mortgage market, inflation, unemployment levels, geopolitical issues and declining equity and real estate markets have contributed to increased market volatility and diminished expectations for the U.S. economy.  The commercial real estate sector in particular has been negatively affected by these recent market and economic conditions.  These conditions may result in our tenants delaying lease commencements, requesting rent reductions, declining to extend or renew leases upon expiration and/or renewing at lower rates. These conditions also have forced some weaker tenants, in some cases, to declare bankruptcy and/or vacate leased premises. We may be unable to re-lease vacated space at attractive rents or at all.  We are unable to predict whether, or to what extent or for how long, these adverse market and economic conditions will persist.  The continuation and/or intensification of these conditions may impede our ability to generate sufficient operating cash flow to pay expenses, maintain properties, pay distributions and repay debt.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect our business.

We depend on the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) for financing for the majority of our multi-family residential properties.  Fannie Mae and Freddie Mac are U.S. Government-sponsored entities, or GSEs, but their guarantees are not backed by the full faith and credit of the United States.

Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruptions, Congress and the U.S. Treasury have undertaken a series of actions to stabilize these GSEs and the financial markets generally.  In September 2008 Fannie Mae and Freddie Mac were placed in federal conservatorship.  The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market.   It is possible that each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the multi-family residential mortgage market.

The effect of the actions taken by the U.S. Government remain uncertain, and the scope and nature of the actions that the U.S. Government will ultimately undertake are unknown and will continue to evolve. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government, and could also nationalize or eliminate such GSEs entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the credit available for financing multi-family residential properties.  The loss or reduction of this important source of credit would be likely to result in higher loan costs for us, and could result in inability to borrow or refinance maturing debt, all of which could materially adversely affect our business, operations and financial condition.

Use of Proceeds

We estimate that the net proceeds from the sale of our common shares in this offering will be approximately $24,695,000, or approximately $28,414,250 if the underwriters exercise their over-allotment option in full. “Net proceeds” is what we expect to receive after deducting the underwriting discount and our estimated expenses. We currently plan to contribute the net proceeds of this offering to our operating partnership, IRET Properties, to use for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties and debt repayment. Pending such use, the net proceeds may be invested in short-term income-producing investments, such as U.S. treasury bonds with terms of six months or less.

Capitalization

The following table sets forth our capitalization as of January 31, 2009 on an actual basis, and on a pro forma basis to give effect to our receipt of approximately $24,695,000 in estimated net proceeds from our sale of 3,000,000 common shares in this offering.  This table should be read in conjunction with the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the documents filed with the SEC that are incorporated by reference into this prospectus supplement.

	January 31, 2009
	Actual	Pro Forma
	Consolidated	Consolidated
	(in thousands)
Debt:
Mortgages payable	$1,068,127	$1,068,127
Other	10,136	10,136
Total Debt	1,078,263	1,078,263
Shareholders’ equity:
Preferred Shares of Beneficial Interest (Cumulative redeemable preferred shares, no par value, 1,150,000 shares issued and outstanding at January 31, 2009 and April 30, 2008, aggregate liquidation preference of $28,750,000)	27,317	27,317

Common Shares of Beneficial Interest (Unlimited authorization, no par value, 59,127,397 shares issued and outstanding at January 31, 2009)(1)	452,440	477,135
Accumulated distributions in excess of net income	(147,573)	(147,573)
Total shareholders’ equity	332,184	356,879
Total capitalization	$1,410,447	$1,435,142
_____________________

1)	Does not include up to 20,838,197 common shares issuable upon exchange of outstanding limited partnership units of our operating partnership.

Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges
and Preferred Share Dividends

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated.  The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends.  For purposes of calculating these ratios, earnings consist of income from continuing operations before minority interest plus fixed charges.  Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.  Preferred share dividends consist of dividends on our Series A preferred shares.

	Fiscal Year ended April 30,										Nine Months ended
	2008		2007		2006		2005		2004		January 31, 2009
Consolidated ratio of earnings to fixed charges	1.23	x	1.24	x	1.21	x	1.20	x	1.23	x	1.13	x
Consolidated ratio of earnings to combined fixed charges and preferred share dividends	1.19	x	1.19	x	1.16	x	1.14	x	1.23	x	1.10	x

Additional Material Federal Income Tax Considerations

The following discussion supplements the discussion under the heading “Material Federal Income Tax Considerations” in the accompanying prospectus.  The following is a summary of certain additional material federal income tax considerations with respect to the acquisition, ownership and disposition of our common shares.

You should consult your own tax advisor regarding the specific tax consequences of the acquisition, ownership and disposition of our common shares.

Federal Income Taxation of Investors Real Estate Trust

We elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended April 30, 1971.  In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended April 30, 2006 through April 30, 2008, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ended April 30, 2009 and in the future.  You should be aware that Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis, is not binding on the Internal Revenue Service, or IRS, or any court and speaks as of the date issued.  In addition, Hunton & Williams LLP’s opinion is based on customary assumptions and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our continued qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, certain qualification tests in the federal income tax laws.  Those qualification tests involve the percentage of our income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of share ownership and the percentage of earnings that we distribute.  While Hunton & Williams LLP has reviewed those matters in connection with its opinion, Hunton & Williams LLP will not review our compliance with those tests on a continuing basis.  Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements.  For a discussion of the tax consequences of the failure to qualify as a REIT, see “Material Federal Income Tax Considerations—Federal Income Taxation of Investors Real Estate Trust—Failure to Qualify” in the accompanying prospectus.

Annual Distribution Requirements

The IRS recently issued Revenue Procedure 2009-15, which permits publicly-traded REITs to satisfy the annual distribution requirements by paying taxable dividends of cash and shares of stock or beneficial interest, at the election of each shareholder, for taxable years ending on or before December 31, 2009.  Under Revenue Procedure 2009-15, up to 90% of any such taxable dividend could be payable in shares of stock or beneficial interests.  Taxable shareholders receiving such dividends would be required to include the full amount of the dividend as ordinary income to the extent of current and accumulated earnings and profits for federal income tax purposes.  As a result, a U.S. shareholder receiving such dividends may be required to pay income taxes with respect to such dividends in excess of the cash dividends received.  If a U.S. shareholder sells the shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the shares at the time of distribution and the amount received upon sale of the shares.  Furthermore, withholding of U.S. tax on such dividends paid to non-U.S. shareholders may be required. With respect to a shareholder who receives all or a portion of a dividend in common shares, such shareholder would have a tax basis in such shares equal to the amount of cash that could have been received instead of such shares as described above, and the holding period in such shares would begin on the day following the payment date of the dividend. We currently do not intend to make taxable distributions of our common shares or other securities in order to satisfy the annual distribution requirements.  See “Material Federal Income Tax Considerations—Federal Income Taxation of Investors Real Estate Trust—Annual Distribution Requirements” in the accompanying prospectus.

Underwriting

Robert W. Baird & Co. Incorporated is acting as representative of the underwriters named below.  Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Robert W. Baird & Co. Incorporated	1,950,000
D.A. Davidson & Co.	750,000
J.J.B. Hilliard, W.L. Lyons, LLC	300,000
Total	3,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the common shares in this offering is subject to approval of legal matters by counsel and to other conditions.  The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

The underwriters have advised us that they propose to offer some of the common shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not in excess of $0.261 per share.  The underwriters may allow, and dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers.  After the offering, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 450,000 additional common shares at the public offering price less the underwriting discount.  The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.  To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment.

We and our executive officers and trustees have agreed that, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares, subject to certain exceptions set forth in each lock-up agreement.  Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Our common shares trade on the NASDAQ under the symbol “IRET.”

The following table shows the underwriting discount in connection with this offering.  These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares:

	No Exercise	Full Exercise
Per Share	$0.435	$0.435
Total	$1,305,00	$1,500,750

In connection with this offering, Robert W. Baird & Co. Incorporated, on behalf of the underwriters, may purchase and sell our common shares in the open market.  These transactions may include short sales, syndicate covering transactions and stabilizing transactions.  Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position.  “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option.  In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which they may purchase our common shares through the over-allotment option.  Transactions to close out the covered syndicate short position involve either purchases of shares in the open market after the distribution has been completed or the exercise of the over-allotment option.  The underwriters will not make “naked” short sales of common shares in excess of the number of shares represented by the underwriters’ over-allotment option.  Stabilizing transactions consist of bids for, or purchases of, common shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid.  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Robert W. Baird & Co. Incorporated repurchases common shares originally sold by that syndicate member in order to cover syndicate short positions or to make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common shares.  They may also cause the price of our common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions.  The underwriters may conduct these transactions in the NASDAQ or in the over-the-counter market, or otherwise.  If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be approximately $100,000.

Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses.  The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.  Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any  other website maintained by the underwriters is not part of this prospectus or the registration statement for which this prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Legal Matters

Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams LLP and by Pringle & Herigstad, P.C.  Certain federal income tax matters will be passed upon for us by Hunton & Williams LLP.  Certain legal matters in connection with this offering will be passed upon for the underwriters by Bass, Berry & Sims PLC. Hunton & Williams LLP and Bass, Berry & Sims PLC may rely on the opinion of Pringle & Herigstad, P.C. as to matters of North Dakota law.

Experts

The consolidated financial statements and the related financial statement schedules incorporated in the accompanying prospectus by reference from Investors Real Estate Trust’s Annual Report on Form 10-K for the fiscal year ended April 30, 2008, and the effectiveness of Investors Real Estate Trust’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC.  Our SEC filings may be found on our website at www.iret.com.  The SEC also maintains a website (http://www.sec.gov) on which our reports, proxy statements and other information are made available.  You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our common shares of beneficial interest are listed on the NASDAQ and, as a result, we also file our reports, proxy statements and other information with NASDAQ.

We filed with the SEC a Registration Statement on Form S-3 (Registration File No.: 333-153715) under the Securities Act with respect to the securities offered by this prospectus supplement.  This prospectus supplement, which constitutes part of such Registration Statement, does not contain all of the information set forth in such Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  Reference is hereby made to such Registration Statement and the exhibits to such Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus supplement.

Prospectus

$150,000,000
Common Shares of Beneficial Interest
Preferred Shares of Beneficial Interest

Investors Real Estate Trust may from time to time offer to sell:  (i) our common shares of beneficial interest, no par value, and (ii) in one or more classes or series, our preferred shares of beneficial interest, no par value, all with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of the offering.  In this prospectus, we refer to our common shares of beneficial interest as our common shares, our preferred shares of beneficial interest as our preferred shares, and we refer to our common shares and our preferred shares collectively as our securities.  Our securities may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a prospectus supplement).  The aggregate public offering price and terms of the securities will be determined by market conditions at the time the securities are offered.

The specific terms of any securities we sell and the terms on which we are offering such securities will be set forth in a prospectus supplement.  The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.  The applicable prospectus supplement will also contain information, where applicable, about material federal income tax considerations relating to, and any listing on a securities exchange of, the securities offered by the prospectus supplement.  The applicable prospectus supplement may also add to, update or change information contained in this prospectus.  You should carefully read this prospectus and any applicable prospectus supplement, together with the addition information described under the heading “Where You Can Find More Information,” before you invest in any of our securities.

Our common and preferred shares are traded on the NASDAQ Global Select Market under the symbols “IRET” and “IRETP”, respectively.  Our executive offices are located at 12 Main Street South, Minot, North Dakota 58701, telephone number: 701-837-4738.  Our website address is www.iret.com.  The information set forth on, or otherwise accessible through, our web site is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission (SEC).

We may sell the securities offered by this prospectus directly, through agents designated by us from time to time or to or through underwriters or dealers.  If any agents, underwriters or dealers are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.  None of our securities may be sold without delivery of a prospectus supplement.

Investing in our securities involves certain risks.  See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended April 30, 2008 and “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is October 10, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000.  This prospectus provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained and incorporated by reference in this prospectus.  We have not authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information in this prospectus and the applicable prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement.  Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act).  You can identify some of the forward-looking statements by their use of forward-looking words, such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates,” or the negative of those words or similar words.  Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position.  A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, the status of the economy, the status of capital markets including prevailing interest rates, compliance with and changes to regulations within environmental protection regimes, changes in financing terms, competition within the commercial office, medical (including senior housing), industrial, retail and multi-family housing industries, and changes in federal, state and local legislation.  For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements in this prospectus and in documents incorporated by reference in this prospectus, see the discussion under “Risk Factors” contained in this prospectus and in other information contained in our publicly available filings with the SEC, including our annual report on Form 10-K for the year ended April 30, 2008.  We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTORS REAL ESTATE TRUST

Our Company

We are a self-advised real estate investment trust that owns and operates commercial office, medical, industrial and retail properties and multi-family residential properties located primarily in the upper Midwest.  The charts below show, as of July 31, 2008, the geographic distribution of our properties and their classification by type, in both cases measured on the basis of our investment in our properties (original investment plus improvements, if any).

Geographic Distribution of Properties	Classification of Properties by Type

As of July 31, 2008, our real estate portfolio consisted of:

•	76 multi-family residential properties, containing 9,528 apartment units and having a total real estate investment amount net of accumulated depreciation of $409.6 million; and

•
163 commercial properties, containing approximately 11.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $1.0 billion, as follows:

o	65 office properties containing approximately 4.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $497.3 million;

o
48 medical properties (including senior housing) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $325.5 million;

o	17 industrial properties containing approximately 2.8 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $93.1 million; and

o	33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.6 million.

Our commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant accounting for more than approximately 10.8% of our total annualized commercial rental revenues as of July 31, 2008.  At July 31, 2008, the economic occupancy rates for our stabilized properties were as follows:

Multi-family Residential	92.8%
Commercial Office	88.9%
Commercial Medical	95.7%
Commercial Industrial	95.9%
Commercial Retail	86.6%

Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period.  Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled revenues.

Our principal executive office is located at 12 Main Street South, Minot, North Dakota, 58701, and our telephone number is (701) 837-4738.

Investment Strategy

We employ a disciplined investment strategy focused on growing assets in our target geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, and regularly increasing funds from operations.  We believe this investment strategy has enabled us to achieve our goal of regularly increasing distributions on our securities. We have increased our distributions per common share every year since our inception 37 years ago and every quarter since 1988.

We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 500,000 and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors. As of July 31, 2008, approximately 67.7% of our properties, measured by investment amount, net of accumulated depreciation, are located in the greater Minneapolis/St. Paul metropolitan area.

We continually receive, evaluate and identify opportunities for the acquisition and development of commercial and multi-family residential properties, particularly in the states in which we currently own properties. These investment and development opportunities are sourced through various channels, including real estate brokers, property owners, property management firms and our own business development efforts. In evaluating commercial properties for acquisition, we consider factors that include market size, economic and market rental conditions, property type, property quality, existing occupancy and lease rates, tenant makeup and quality, lease rollover risk and current and prospective cash flow levels. In evaluating multi-family residential properties for acquisition, we consider factors that include market size and growth characteristics, demographic considerations, apartment rental conditions and trends, market rent and occupancy levels, property quality, operating expense and maintenance considerations, property occupancy rates and current and prospective cash flow levels. Upon identifying properties that meet our investment criteria, we conduct financial analyses, perform property inspections, identify borrowing sources and terms and submit or negotiate acquisition proposals on terms that allow us, under reasonable assumptions, to meet our targeted investment returns.  In evaluating multi-family residential and commercial development opportunities, we consider factors that include property site location, access, soil conditions and other physical characteristics of the site, market size and growth characteristics, demographic considerations, existing property development adjacent or near the site, prospective tenants and cash flow levels.

Typically, we seek to acquire existing, well-maintained properties that have a strong tenant base and lease or rental revenues and terms that immediately support our return on investment objectives. Due to varying market conditions over time, this can lead to a greater concentration of investment activity in certain property types during particular market cycles. For instance, during the 12 months ended July 31, 2008, approximately 74.1% of our property acquisitions, based on investment amount, have been medical office and senior housing properties, due to the greater availability of these properties on terms that meet our return on investment objectives. As market conditions evolve, however, this trend may be reversed and we may again purchase a greater percentage of multi-family residential properties, or commercial, retail and industrial properties.  We typically seek to develop commercial projects when we have identified or secured a tenant for the project.  We typically seek to develop multi-family residential projects when we have identified a community with attractive economic and market rental conditions.

We generally use available cash or short-term floating rate debt to acquire real estate. We then replace the cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the acquisition cost. In appropriate circumstances, we also may acquire one or more properties in exchange for our shares of beneficial interest or LP units of IRET Properties, which typically are convertible into our common shares on a one-to-one basis or, at our option, cash, after the expiration of a minimum one-year holding period. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties, we anticipate acquiring $100 million to $200 million of real estate assets on an annual basis.  We generally finance development projects with available cash or short-term floating rate debt, and then replace the cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the property’s appraised value.

Operations

We conduct our operations from offices in Minot, North Dakota; Minneapolis, Minnesota and Omaha, Nebraska.   We also have property management offices in St. Louis, Missouri and Kansas City, Kansas.  In Minot, our 43-person staff is engaged in activities that include management and planning, financial analysis and accounting, marketing, property sourcing and evaluation, legal and compliance, information management and investor relations.  In Minneapolis, our 15-person staff is primarily engaged in sourcing, evaluating and managing commercial properties in the Minneapolis/St. Paul metropolitan area.  In Omaha, Nebraska, our 7-person staff is engaged in sourcing, evaluating and managing commercial properties in the Omaha metropolitan area, and in managing our capital markets activities.

The day-to-day management of our commercial properties is carried out by a combination of our own employees and third-party property management companies.  In locations where the amount of rentable square footage we own does not justify self-management, when properties acquired have effective pre-existing property management in place, or when for other reasons particular properties are in our judgment not attractive candidates for self-management, we may utilize third-party professional management companies for day-to-day management.  As of July 31, 2008, we have under internal management 93 commercial properties.  The management and leasing of our multi-family residential properties is currently handled by locally-based, third-party management companies, which we believe allows us to benefit from local knowledge of the applicable real estate markets.

We believe that our administrative, property management and corporate overhead expenses as a percentage of our revenues are among the lowest of all public REITs.  We believe that this serves the interests of the holders of our shares of beneficial interest by moderating the impact of cyclical downturns and enhancing funds available for distribution.

Properties

The tables set forth below present summary financial information regarding our commercial and multi-family residential properties.

Commercial and Multi-Family Residential Properties by State

The following table presents, as of July 31, 2008, an analysis by state of each of the five categories of properties owned by us — multi-family residential and commercial office, medical, industrial and retail:

Total Real Estate by Investment Amount

	As of July 31, 2008
	(in thousands)
	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total	Total %
Minnesota	$141,214	$359,154	$266,812	$69,979	$73,215	$910,374	55.0%
North Dakota	126,839	16,712	31,582	7,141	27,688	209,962	12.7%
Montana	40,848	0	4,335	0	5,270	50,453	3.0%
Colorado	43,224	22,454	0	0	0	65,678	4.0%
South Dakota	33,928	7,088	7,472	0	0	48,488	2.9%
Texas	39,565	0	0	0	0	39,565	2.4%
Nebraska	35,851	79,512	24,820	0	3,699	143,882	8.7%
Kansas	42,779	14,733	0	0	0	57,512	3.5%
All Other States	10,505	59,443	25,170	26,986	7,760	129,864	7.8%
Total	$514,753	$559,096	$360,191	$104,106	$117,632	$1,655,778	100.0%

Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in (corresponding to “Property owned” on the balance sheet, i.e., cost), and the financial contribution of (i.e., the net operating income produced by), our commercial and multi-family residential properties over the past three fiscal years.

	Fiscal Years Ended April 30
	(in thousands)
	2008	%	2007	%	2006	%
Real Estate Investments – (cost)
Multi-Family Residential	$510,697	31.0%	$489,644	32.9%	$452,251	35.6%
Commercial Office	556,712	33.8%	536,431	36.0%	383,280	30.2%
Commercial Medical	359,986	21.8%	274,779	18.4%	263,300	20.7%
Commercial Industrial	104,060	6.3%	75,257	5.1%	59,583	4.7%
Commercial Retail	116,804	7.1%	113,176	7.6%	111,009	8.8%
Total	$1,648,259	100.0%	$1,489,287	100.0%	$1,269,423	100.0%
Net Operating Income (1)
Multi-Family Residential	$38,190	28.6%	$35,518	29.3%	$31,967	30.9%
Commercial Office	47,836	35.8%	43,128	35.6%	33,882	32.8%
Commercial Medical	28,656	21.4%	26,108	21.5%	23,356	22.6%
Commercial Industrial	9,162	6.8%	6,838	5.7%	5,120	5.0%
Commercial Retail	9,921	7.4%	9,614	7.9%	9,033	8.7%
Total	$133,765	100.0%	$121,206	100.0%	$103,358	100.0%
_____________________

(1)
We define net operating income as total revenues less property operating expenses and real estate taxes.  We believe that net operating income is an important supplemental measure of operating performance for a real estate investment trust’s operating real estate because it provides a measure of core operations that is unaffected by depreciation, amortization, financing and general and administrative expense.  Net operating income does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income available to common shareholders or cash flow from operating activities as a measure of financial performance.  A reconciliation of net operating income to Income before minority interest and discontinued operations and gain on sale of other investments is as follows:

	(in thousands)
Year Ended April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total

Real estate revenue	$72,827	$84,042	$38,412	$11,691	$14,198	$221,170
Real estate expenses	34,637	36,206	9,756	2,529	4,277	87,405
Net operating income	$38,190	$47,836	$28,656	$9,162	$9,921	133,765
Interest						(63,439)
Depreciation/amortization						(51,518)
Administrative, advisory and trustee fees						(5,203)
Other expenses						(1,344)
Other income						2,760
Income before minority interest and discontinued operations and gain on sale of other investments						$15,021

	(in thousands)
Year Ended April 30, 2007	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total

Real estate revenue	$66,972	$73,603	$34,783	$8,091	$14,089	$197,538
Real estate expenses	31,454	30,475	8,675	1,253	4,475	76,332
Net operating income	$35,518	$43,128	$26,108	$6,838	$9,614	121,206
Interest						(58,424)
Depreciation/amortization						(45,501)
Administrative, advisory and trustee fees						(4,451)
Other expenses						(1,240)
Other income						2,665
Income before minority interest and discontinued operations and gain on sale of other investments						$14,255

	(in thousands)
Year Ended April 30, 2006	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total

Real estate revenue	$61,669	$57,483	$31,670	$6,372	$12,977	$170,171
Real estate expenses	29,702	23,601	8,314	1,252	3,944	66,813
Net operating income	$31,967	$33,882	$23,356	$5,120	$9,033	$103,358
Interest						(50,677)
Depreciation/amortization						(37,639)
Administrative, advisory and trustee fees						(3,894)
Other expenses						(1,269)
Other income						1,240
Income before minority interest and discontinued operations and gain on sale of other investments						$11,119

RISK FACTORS

Risks Related to Our Properties and Business

Our performance and share value are subject to risks associated with the real estate industry.  Our results of operations and financial condition, the value of our real estate assets, and the value of an investment in us are subject to the risks normally associated with the ownership and operation of real estate properties.  These risks include, but are not limited to, the following factors which, among others, may adversely affect the income generated by our properties:

o	downturns in national, regional and local economic conditions (particularly increases in unemployment);

o	competition from other commercial and multi-family residential properties;

o	local real estate market conditions, such as oversupply or reduction in demand for commercial and multi-family residential space;

o	changes in interest rates and availability of attractive financing;

o	declines in the economic health and financial condition of our tenants and our ability to collect rents from our tenants;

o	vacancies, changes in market rental rates and the need periodically to repair, renovate and re-lease space;

o	increased operating costs, including real estate taxes, state and local taxes, insurance expense, utilities, and security costs;

o
significant expenditures associated with each investment, such as debt service payments, real estate taxes and insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from a property;

o	weather conditions, civil disturbances, natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; and

o	decreases in the underlying value of our real estate.

Our property acquisition activities subject us to various risks which could adversely affect our operating results. We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to numerous risks, including, but not limited to:

•
even if we enter into an acquisition agreement for a property, it is subject to customary closing conditions, including completion of due diligence investigations, and we may be unable to complete that acquisition after making a non-refundable deposit and incurring other acquisition-related costs;

•	we may be unable to obtain financing for acquisitions on favorable terms or at all;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates; and

•	we may be unable quickly and efficiently to integrate new acquisitions into our existing operations.

These risks could have an adverse effect on our results of operations and financial condition.

Acquired properties may subject us to unknown liabilities which could adversely affect our operating results. We may acquire properties subject to liabilities and without any recourse, or with only limited recourse against prior owners or other third parties, with respect to unknown liabilities.  As a result, if liability were asserted against us based upon ownership of these properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flows.  Unknown liabilities with respect to acquired properties might include liabilities for clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons against the former owners of the properties; liabilities incurred in the ordinary course of business; and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Our geographic concentration in Minnesota and North Dakota may result in losses due to our significant exposure to the effects of economic and real estate conditions in those markets.  For the fiscal year ended April 30, 2008, we received approximately 67.4% of our gross revenue from properties in Minnesota and North Dakota.  As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity.  To the extent that weak economic or real estate conditions affect Minnesota and/or North Dakota more severely than other areas of the country, our financial performance could be negatively impacted.

If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced.  We may be unable to renew leases with our existing tenants or enter into new leases with new tenants due to economic and other factors as our existing leases expire or are terminated prior to the expiration of their current terms.  As a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations.  In addition, even if we were able to renew existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases, because the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases, or tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.  If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected. As a result, our ability to make distributions to the holders of our shares of beneficial interest may be adversely affected. As of July 31, 2008, approximately 1.0 million square feet, or 8.7% of our total commercial property square footage, was vacant. Approximately 853 of our 9,528 apartment units, or 9.0%, were vacant. As of July 31, 2008, leases covering approximately 5.4% of our total commercial segments net rentable square footage will expire in fiscal year 2009, 10.7% in fiscal year 2010, 13.0% in fiscal year 2011, 13.4% in fiscal year 2012, and 9.3% in fiscal year 2013.

We face potential adverse effects from commercial tenant bankruptcies or insolvencies.  The bankruptcy or insolvency of our commercial tenants may adversely affect the income produced by our properties.  If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord.  If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy.  A court, however, may authorize the tenant to reject and terminate its lease with us.  In such a case, our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay in full amounts it owes us under a lease.  This shortfall could adversely affect our cash flow and results of operations.  If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments.  Under some circumstances, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount.  Additionally, without regard to the manner in which a lease termination occurs, we are likely to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant, as well as possibly lower rental rates reflective of declines in market rents.

Because real estate investments are generally illiquid, and various factors limit our ability to dispose of assets, we may not be able to sell properties when appropriate.  Real estate investments are relatively illiquid and, therefore, we have limited ability to vary our portfolio quickly in response to changes in economic or other conditions.  In addition, the prohibitions under the federal income tax laws on REITs holding property for sale and related regulations may affect our ability to sell properties.  Our ability to dispose of assets may also be limited by constraints on our ability to utilize disposition proceeds to make acquisitions on financially attractive terms, and the requirement that we take additional impairment charges on certain assets.  More specifically, we are required to distribute or pay tax on all capital gains generated from the sale of assets, and, in addition, a significant number of our properties were acquired using limited partnership units of IRET Properties, our operating partnership, and are subject to certain agreements which restrict our ability to sell such properties in transactions that would create current taxable income to the former owners.  As a result, we are motivated to structure the sale of these assets as tax-free exchanges.  To accomplish this we must identify attractive re-investment opportunities.  Recently, while capital market conditions have been favorable for dispositions, investment yields on acquisitions have been less attractive due to the abundant capital inflows into the real estate sector.  These considerations impact our decisions on whether or not to dispose of certain of our assets.

Inability to manage our rapid growth effectively may adversely affect our operating results. We have experienced significant growth in recent years, increasing our total assets from approximately $1.2 billion at April 30, 2006, to $1.6 billion at April 30, 2008, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue limited partnership units of IRET Properties and identify suitable investment properties, we intend to continue our acquisition of real estate properties. Effective management of this level of growth presents challenges, including:

•	the need to expand our management team and staff;

•	the need to enhance internal operating systems and controls;

•	increased reliance on outside advisors and property managers; and

•	the ability to consistently achieve targeted returns on individual properties.

We may not be able to maintain similar rates of growth in the future, or manage our growth effectively.  Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to make distributions to the holders of our shares of beneficial interest.

Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or tenant improvements. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

An inability to make accretive property acquisitions may adversely affect our ability to increase our operating income. From our fiscal year ended April 30, 2005, to our fiscal year ended April 30, 2008, our operating income increased from $9.9 million to $12.3 million.  The acquisition of additional real estate properties is critical to our ability to increase our operating income.  If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

High leverage on our overall portfolio may result in losses. As of April 30, 2008, our ratio of total indebtedness to total Net Assets (as that term is used in our Bylaws, which usage is not in accordance with GAAP, “Net Assets” means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities) was approximately 143.8%. As of April 30, 2007 and 2006, our percentage of total indebtedness to total Net Assets was approximately 149.6% and 138.0%, respectively. Under our Bylaws we may increase our total indebtedness up to 300.0% of our Net Assets, or by an additional approximately $1.2 billion. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our securities in the next quarterly report, along with justification for any excess.

This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure.  Additionally, our degree of leverage could adversely affect our ability to obtain additional financing and may have an adverse effect on the market price of our securities.

Our inability to renew, repay or refinance our debt may result in losses. We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. In addition, because we have a limited ability to retain earnings as a result of the REIT distribution requirements, we will generally be required to refinance debt that matures with additional debt or equity.  We are subject to the normal risks associated with debt financing, including the risk that:

•	our cash flow will be insufficient to meet required payments of principal and interest;

•	we will not be able to renew, refinance or repay our indebtedness when due; and

•	the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

These risks increase when credit markets are tight, as they are now; in general, when the credit markets are constrained, we may encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions, and the terms of such financing or refinancing are likely to be less favorable to us than the terms of our current indebtedness.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity.  Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures.  We cannot guarantee that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us.  If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows may not be sufficient in all years to repay debt as it matures.  Additionally, if we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of our properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

As of July 31, 2008, approximately $16.2 million of our mortgage debt will come due in the remainder of fiscal year 2009, and approximately $132.3 million of our mortgage debt is due for repayment in fiscal year 2010. As of July 31, 2008, we had approximately $36.5 million of principal payments due on fixed and variable-rate mortgages secured by our real estate in the remainder of fiscal year 2009, and approximately $153.9 million due in fiscal year 2010. As of July 31, 2008, we had approximately $50.4 million and approximately $61.2 million, respectively, of interest payments due on fixed and variable-rate mortgages secured by our real estate in the remainder of fiscal year 2009 and fiscal year 2010.

The cost of our indebtedness may increase. Portions of our fixed-rate indebtedness incurred for past property acquisitions come due on a periodic basis.  Rising interest rates could limit our ability to refinance this existing debt when it matures, and would increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.  In addition, we have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of April 30, 2008, $11.7 million, or approximately 1.1%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements.  If short-term interest rates rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to the holders of our shares of beneficial interest.

We depend on distributions and other payments from our subsidiaries that they may be prohibited from making to us, which could impair our ability to make distributions to holders of our shares of beneficial interest.  Substantially all of our assets are held through IRET Properties, our operating partnership, and other of our subsidiaries. As a result, we depend on distributions and other payments from our subsidiaries in order to satisfy our financial obligations and make distributions to the holders of our shares of beneficial interest.  The ability of our subsidiaries to make such distributions and other payments depends on their earnings, and may be subject to statutory or contractual limitations.  As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization effectively will be subordinated to the claims of their creditors.  To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms.  Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.  In addition, in most cases we have to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases.  Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our business and financial condition and results of operations, which could cause a decline in the market value of our securities.

We have significant investments in medical properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties (including senior housing/assisted living facilities) and may acquire more in the future. As of July 31, 2008, our real estate portfolio consisted of 48 medical properties, with a total real estate investment amount, net of accumulated depreciation, of $325.5 million, or approximately 22.8% of the total real estate investment amount, net of accumulated depreciation, of our entire real estate portfolio.  The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants.  These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons’ access to and use of buildings, including the Americans with Disabilities Act of 1990, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction.  Legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. Noncompliance could result in the imposition of fines by government authorities or the award of damages to private litigants.  The costs of complying with these laws and regulations may be substantial, and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.  Our properties are also subject to various other federal, state and local regulatory requirements, such as state and local fire and life safety requirements.  If we fail to comply with these requirements, we could incur fines or private damage awards.  Additionally, in the event that existing requirements change, compliance with future requirements may require significant unanticipated expenditures that may adversely affect our cash flow and results of operations.

We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, we, as a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect our ability to sell or rent the affected property or to borrow funds using the property as collateral. In arranging for the disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not we own or operate the facility. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

Environmental laws also govern the presence, maintenance and removal of asbestos, and require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and undertake special precautions if asbestos would be disturbed during renovation or demolition of a building.  Indoor air quality issues may also necessitate special investigation and remediation.  These air quality issues can result from inadequate ventilation, chemical contaminants from indoor or outdoor sources, or biological contaminants such as molds, pollen, viruses and bacteria.  Such asbestos or air quality remediation programs could be costly, necessitate the temporary relocation of some or all of the property’s tenants or require rehabilitation of an affected property.

It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire.  A Phase I environmental study generally includes a visual inspection of the property and the surrounding areas, an examination of current and historical uses of the property and the surrounding areas and a review of relevant state and federal documents, but does not involve invasive techniques such as soil and ground water sampling. If the Phase I indicates any possible environmental problems, our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate, and the loss of them would likely have a material adverse effect on our operations, and could adversely impact our relationships with lenders, industry personnel and potential tenants.  We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice.  If we fail to manage effectively a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business and prospects could be harmed.  The location of our company headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Failure to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our business, operating results and stock price, and continuing compliance will result in additional expenses.  The Sarbanes-Oxley Act of 2002, as well as new rules and standards subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in some of our corporate governance and accounting practices, and are creating uncertainty for us and many other public companies, due to varying interpretations of the rules and their evolving application in practice.  We expect these laws, rules and regulations to increase our legal and financial compliance costs, and to subject us to additional risks.  In particular, if we fail to maintain the adequacy of our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as such standards may be modified, supplemented or amended from time to time, a material misstatement could go undetected, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain an effective internal control environment could have a material adverse effect on our business, operating results, and stock price.  Additionally, our efforts to comply with Section 404 of the Sarbanes-Oxley Act and the related regulations have required, and we believe will continue to require, the commitment of significant financial and managerial resources.

Risks Related to Our Structure and Organization

We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a REIT, as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations.  Even a technical or inadvertent mistake could endanger our REIT status.  The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must come from certain passive sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers.  Thus, to the extent revenues from non-qualifying sources, such as income from third-party management services, represent more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. We are also required to make distributions to the holders of our securities of at least 90% of our REIT taxable income, excluding net capital gains.  The fact that we hold substantially all of our assets (except for qualified REIT subsidiaries) through IRET Properties, our operating partnership, and its subsidiaries, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us.  Additionally, if IRET Properties, our operating partnership, or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we could be subject to increased state and local taxes, and, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our securities because of the additional tax liability to us for the year or years involved. In addition, we would no longer be able to deduct, and would not be required to make, distributions to holders of our securities. To the extent that distributions to the holders of our securities had been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

Failure of our operating partnership to qualify as a partnership would have a material adverse effect on us.  We believe that IRET Properties, our operating partnership, qualifies as a partnership for federal income tax purposes.  No assurance can be given, however, that the Internal Revenue Service will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge.  If the Internal Revenue Service were to be successful in treating IRET Properties as an entity that is taxable as a corporation (such as a publicly traded partnership taxable as a corporation), we would cease to qualify as a REIT because the value of our ownership interest in IRET Properties would exceed 5% of our assets, and because we would be considered to hold more than 10% of the voting securities and value of the outstanding securities of another corporation.  Also, the imposition of a corporate tax on IRET Properties would reduce significantly the amount of cash available for distribution by it.

Certain provisions of our Articles of Amendment and Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market, (renamed the NASDAQ Global Market), or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit of 9.8%, in number or value, of our outstanding securities, (ii) less than 100 people owning our securities, (iii) our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the securities in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our securities to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of the holders of our securities.

In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.  In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings.  To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding net capital gains.  In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods.  We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from our operating partnership.  However, we may need short-term debt or long-term debt or proceeds from asset sales or sales of common shares to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.  The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.

Complying with REIT requirements may force us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.  To qualify and maintain our status as a REIT, we must satisfy certain requirements with respect to the character of our assets.  If we fail to comply with these requirements at the end of any quarter, we must correct such failure within 30 days after the end of the quarter (by, possibly, selling asses not withstanding their prospects as an investment) to avoid losing our REIT status.  If we fail to comply with these requirements at the end of any quarter, and the failure exceeds a minimum threshold, we may be able to preserve our REIT status if (a) the failure was due to reasonable cause and not to willful neglect, (b) we dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, (c) we file a schedule with the IRS describing each asset that caused the failure, and (d) we pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets.  As a result, compliance with the REIT requirements may require us to liquidate or forego otherwise attractive investments.  These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.  Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted a a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes.  Any of these taxes would decrease cash available for distribution to our shareholders.  In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may in the future hold some of our assets through a taxable REIT subsidiary.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common shares.  At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended.  Any of those new laws or interpretations may take effect retroactively and could adversely affect us or the market price of our common shares of beneficial interest.

The U.S. federal income tax laws governing REITs are complex.  We intend to operate in a manner that will qualify us as a REIT under the U.S. federal income tax laws.  The REIT qualification requirements are extremely complex, however, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so we can continue to qualify as a REIT.  At any time, new laws, interpretations, or court decisions may change the federal tax laws or the U.S. federal income tax consequences of our qualification as a REIT.

Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our operating and financial policies, including policies relating to development and acquisition of real estate, financing, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest.  Accordingly, our shareholders do not control these policies, and policy changes could adversely affect our financial condition and results of operations.

Risks Related to the Purchase of our Shares of Beneficial Interest

Our future growth depends, in part, on our ability to raise additional equity capital, which will have the effect of diluting the interests of the holders of our common shares. Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of IRET Properties. The issuance of additional common shares, and of limited partnership units for which we subsequently issue common shares upon the redemption of the limited partnership units, will dilute the interests of the current holders of our common shares.  Additionally, sales of substantial amounts of our common shares or preferred shares in the public market, or issuances of our common shares upon redemption of limited partnership units in our operating partnership, or the perception that such sales or issuances might occur, could adversely affect the market price of our common shares.

We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares. Without the approval of the holders of our common shares, our board of trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares.

Payment of distributions on our shares of beneficial interest is not guaranteed. Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

•	operating and financial results below expectations that cannot support the current distribution payment;

•	unanticipated costs or cash requirements; or

•	a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts,

such as financial ratio covenants in our debt financing documents.

Our distributions are not eligible for the lower tax rate on dividends except in limited situations.  The tax rate applicable to qualifying corporate dividends received by shareholders taxed at individual rates prior to 2010 has been reduced to a maximum rate of 15%.  This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself had been taxed. As a result, distributions (other than capital gain distributions) paid by us to shareholders taxed at individual rates will generally be subject to the tax rates that are otherwise applicable to ordinary income which, currently, are as high as 35%.  Although the earnings of a REIT that are distributed to its shareholders are still generally subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this law change may make an investment in our securities comparatively less attractive relative to an investment in the shares of other entities which pay dividends but are not formed as REITs.

Changes in market conditions could adversely affect the price of our securities. As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares, Series A preferred shares and any other securities to be issued in the future. These conditions include, but are not limited to:

•	market perception of REITs in general;

•	market perception of REITs relative to other investment opportunities;

•	market perception of our financial condition, performance, distributions and growth potential;

•	prevailing interest rates;

•	general economic and business conditions;

•	government action or regulation, including changes in the tax laws; and

•	relatively low trading volumes in securities of REITS.

Higher market interest rates may adversely affect the market price of our securities, and low trading volume on the NASDAQ Global Select Market may prevent the timely resale of our securities. One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the distribution with respect to such REIT’s shares as a percentage of the price of those shares, relative to market interest rates.  If market interest rates rise, prospective purchasers of REIT shares may expect a higher distribution rate in order to maintain their investment.  Higher market interest rates would likely increase our borrowing costs and might decrease funds available for distribution.  Thus, higher market interest rates could cause the market price of our common shares to decline.  In addition, although our common shares of beneficial interest are listed on the NASDAQ Global Select Market, the daily trading volume of our shares may be lower than the trading volume for other companies.  The average daily trading volume for the period of May 1, 2007, through April 30, 2008, was 194,469 shares and the average monthly trading volume for the period of May 1, 2007 through April 30, 2008 was 4,100,054 shares.  As a result of this trading volume, an owner of our securities may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from any sale of our securities for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties.  Pending such use, the net proceeds may be invested in short-term income-producing investments, such as United States Treasury Bonds with terms of six months or less.

GENERAL DESCRIPTION OF THE OFFERED SECURITIES

We may offer under this prospectus one or more of the following categories of our securities:

•	common shares of beneficial interest, no par value per share; and

•	preferred shares of beneficial interest, no par value per share, in one or more series.

The terms of any specific offering of securities will be set forth in a prospectus supplement relating to such offering.

Pursuant to our Third Restated Declaration of Trust, we are authorized to issue an unlimited number of our common shares of beneficial interest, and an unlimited number of our preferred shares of beneficial interest.  As of July 31, 2008, 58,202,448 common shares were outstanding, and 1,150,000 of our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value (“Series A Preferred Shares”) were outstanding.  For a description of our Series A Preferred Shares, we refer you to our registration statement on Form 8-A, filed with the SEC on April 22, 2004 and incorporated into this prospectus pursuant to SEC rules.  The SEC allows us to “incorporate by reference” the information we file with the SEC, which means incorporated documents are considered to be part of the prospectus and we may disclose important information to you by referring you to those documents. See the section entitled “Documents Incorporated By Reference” below.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “IRET.”  Our Series A Preferred Shares are listed on the NASDAQ Global Select Market under the symbol “IRETP.”  We may apply to list the securities which are offered and sold hereunder, as described in the prospectus supplement relating to such securities.

DESCRIPTION OF COMMON SHARES

The following description of our common shares sets forth certain general terms and provisions of the common shares to which any prospectus supplement may relate, including a prospectus supplement providing that common shares will be issuable upon conversion of preferred shares.  The statements below describing our common shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Third Restated Declaration of Trust and Bylaws, including any applicable amendments.  The description of our common shares is also subject to any terms specified in any applicable prospectus supplement.  All of our common shares offered by this prospectus will be duly authorized, fully paid and nonassessable.

General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our common shares.  As of September 22, 2008, (i) there were 58,270,296 of our common shares outstanding and 21,409,361 limited partnership units of IRET Properties, our operating partnership, outstanding, of which 12,648,548 were then eligible for redemption for cash or (at our option) for common shares on a one-to-one basis; (ii) we had no classes or series of shares other than our common shares and our Series A Preferred Shares, and (iii) there were no warrants, stock options or other contractual arrangements, other than the limited partnership units, requiring redemption for cash or through the issuance of our common shares or other shares.

Voting Rights.  Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees.

Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, including the amendment of our Third Restated Declaration of Trust if such amendment is previously approved by our Board of Trustees, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Bylaws.  Our Third Restated Declaration of Trust further provides the following:

(i)
that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	the merger of us with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets, and

•	the amendment of the Third Restated Declaration of Trust, if such amendment has not been previously approved by our Board of Trustees; and

(ii)
that a member of our Board of Trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

Our Third Restated Declaration of Trust also permits our Board of Trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Code.

Dividend, Distribution, Liquidation and Other Rights.  Subject to the preferential rights of any preferred shares that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by the Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities.  Our common shares have equal dividend, distribution, liquidation and other rights.  Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

Ownership and Transfer Restrictions.  Our common shares are fully transferable and alienable subject only to certain restrictions set forth in our Third Restated Declaration of Trust that are intended to help preserve our status as a REIT for federal income tax purposes.  For a summary description of these restrictions, see “Restrictions on Ownership and Transfer” below.

Transfer Agent and Registrar.  We act as our own transfer agent and registrar with respect to our common shares.

DESCRIPTION OF PREFERRED SHARES

Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of preferred shares.  Our Board of Trustees has the authority, under our Third Restated Declaration of Trust, to establish by resolution one or more classes or series of preferred shares and to fix the number and relative rights and preferences of such different classes or series of preferred shares without any further vote or action by our shareholders.  Unless otherwise designated in our Third Restated Declaration of Trust, all series of preferred shares will constitute a single class of preferred shares.

The following description of our preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate.  The statements below describing our preferred shares are in all respects subject to and qualified in their entirety by reference to our Third Restated Declaration of Trust and our Bylaws, including any amendments thereto, and by reference to any applicable designating amendment to our Third Declaration of Trust establishing terms of a class or series of our preferred shares.  Our preferred shares will, when issued, be fully paid and nonassessable.

General

As our Board of Trustees has the power to establish the rights and preferences of each class or series of our preferred shares, our Board of Trustees may afford the holders of any class or series of our preferred shares rights and preferences, voting or otherwise, senior to the rights of holders of our common shares.  The issuance of classes or series of preferred shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

The rights and preferences of our preferred shares of each class or series will be fixed by the designating amendment relating to the class or series.  A prospectus supplement, relating to each class or series, will specify the terms of our preferred shares, as follows:

•	the title and stated value of our preferred shares;

•	the number of preferred shares offered, the liquidation preference per share and the offering price of our preferred shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to our preferred shares;

•	the date from which dividends on our preferred shares will accumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for our preferred shares;

•	the provision for a sinking fund, if any, for our preferred shares;

•	the provision for redemption, if applicable, of our preferred shares;

•	any listing of our preferred shares on any securities exchange or association;

•	the transfer agent and registrar for our preferred shares;

•	the terms and conditions, if applicable, upon which our preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to our preferred shares;

•	the relative ranking and preferences of our preferred shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•
any limitation on issuance of any series of our preferred shares ranking senior to or on a parity with the series of preferred shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•	any limitations on direct or beneficial ownership and restrictions on transfer of our preferred shares, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preferences, rights, limitations or restrictions of our preferred shares.

Rank

Unless otherwise specified in the applicable prospectus supplement, our preferred shares will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank (i) senior to our common shares and all other equity securities the terms of which provide that such equity securities are junior to our preferred shares; (ii) on a parity with all equity securities other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities the terms of which provide that such equity securities will rank senior to our preferred shares.

Dividends

Holders of our preferred shares will be entitled to receive, when, as and if authorized by our Board of Trustees and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear in our records on the record dates as will be fixed by our Board of Trustees.

Dividends on any class or series of our preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a dividend payable on a dividend payment date on any class or series of our preferred shares for which dividends are noncumulative, then the holders of that class or series of our preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that class or series are declared payable on any future dividend payment date.

If any class or series of our preferred shares are outstanding, no full dividends will be authorized or paid or set apart for payment on any other class or series of our preferred shares ranking, as to dividends, on a parity with or junior to that class or series of our preferred shares for any period unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment,

When dividends are not paid in full (or a sum sufficient for their full payment is not so set apart) upon any class or series of our preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with that class or series of our preferred shares, all dividends declared upon that class or series of preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with those preferred shares will be authorized pro rata so that the amount of dividends authorized per share on that class or series of preferred shares and that other class or series of our preferred shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on that class or series of our preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if those preferred shares do not have a cumulative dividend) and that other class or series of our preferred shares bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our preferred shares of that series that may be in arrears.

Except as provided in the immediately preceding paragraph, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, no dividends (other than in our common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up) will be authorized or paid or set aside for payment, no other distribution will be authorized or made upon our common shares or any other equity securities ranking junior to or on a parity with our preferred shares of that class or series as to dividends or upon liquidation, and no common shares or other equity securities ranking junior to or on a parity with our preferred shares of such class or series as to dividends or upon our liquidation, dissolution or winding up will be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares) by us (except by conversion into or exchange for other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

Any dividend payment made on a class or series of our preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to shares of that class or series which remains payable.

Redemption

If the applicable prospectus supplement so states, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement.

The prospectus supplement relating to a class or series of our preferred shares that is subject to mandatory redemption will specify the number of our preferred shares that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if our preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for any class or series of our preferred shares is payable only from the net proceeds of the issuance of our common shares or other equity securities, the terms of our preferred shares may provide that, if no such common shares or other equity securities have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that our preferred shares will automatically and mandatorily be converted into our common shares or other equity securities, as applicable, pursuant to conversion provisions specified in the applicable prospectus supplement.

None of our preferred shares of any class or series will be redeemed unless all outstanding shares of that class or series of our preferred shares are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of our preferred shares of that class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of that class or series of our preferred shares.

In addition, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any of our preferred shares of that class or series (except by conversion into or exchange for common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

If fewer than all of the outstanding shares of any class or series of our preferred shares are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by those holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us that will not result in the issuance of any excess shares.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of any class or series of our preferred shares to be redeemed at the address shown in our records. Each notice will state:

•	the redemption date;

•	the number of shares and class or series of our preferred shares to be redeemed;

•	the redemption price;

•	the place or places where certificates for our preferred shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on that redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to those shares will terminate.

If fewer than all of shares of any class or series of our preferred shares are to be redeemed, the notice mailed to each holder thereof will also specify the number of shares to be redeemed from each holder. If notice of redemption of any of our preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any of our preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares, those shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment will be made to the holders of our common shares or other equity securities ranking junior to that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each class or series of our preferred shares will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid on such preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if that class or series of preferred shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that class or series of our preferred shares will have no right or claim to any of our remaining assets. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series of our preferred shares and the corresponding amounts payable on all shares of other classes or series of shares ranking on a parity with that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, then the holders of that class or series of our preferred shares and all other classes or series of shares will share ratably in that distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions have been made in full to all holders of shares of that class or series of our preferred shares, our remaining assets will be distributed among the holders of our common shares and other equity securities ranking junior to that class or series of our preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither our consolidation or merger with or into any other corporation, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of our property or business, will be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Except as otherwise described below, as otherwise required by law or as indicated in the applicable prospectus supplement, holders of our preferred shares will not have any voting rights. Whenever dividends on any class or series of our preferred shares are in arrears for six or more quarterly periods, regardless of whether those quarterly periods are consecutive, the holders of that class or series of our preferred shares (voting separately as a class with all other classes or series of our preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to our Board of Trustees (and our entire Board of Trustees will be increased by two trustees) until (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period.

Unless otherwise provided for any class or series of our preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each class or series of our preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (that class or series voting separately as a class):

i.
authorize or create, or increase the authorized or issued amount of, any class or series of our preferred shares ranking senior to that class or series of our preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our equity securities into equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or create, authorize or issue any obligation or equity security convertible into or evidencing the right to purchase any equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; or

ii.
amend, alter or repeal the provisions of our Third Restated Declaration of Trust, including any applicable amendments and designating amendments, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that class or series of our preferred shares; provided, however, that any increase in the amount of the authorized preferred shares or the authorization or issuance of any other equity securities, or any increase in the number of authorized shares of that class or series of our preferred shares or any other equity securities, in each case ranking on a parity with or junior to any class or series of our preferred shares with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect those rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required to be effected, all outstanding shares of that class or series of our preferred shares has been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably deposited in trust to effect that redemption.

Conversion Rights

The terms and conditions, if any, upon which any class or series of our preferred shares are convertible into our common shares or other equity securities will be set forth in the applicable prospectus supplement. Such terms will include the number of common shares or other equity securities into which our preferred shares are convertible, the conversion price (or manner of calculation of the conversion price), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of that class or series of our preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that class or series of our preferred shares.

Restrictions on Ownership

Our preferred shares are fully transferable and alienable subject only to certain restrictions to be set forth in the applicable designating amendment to our Third Restated Declaration of Trust, which are intended to help preserve our status as a REIT for federal income tax purposes. For a summary description of these restrictions, see “Restrictions on Ownership and Transfer” below.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

In addition to other qualifications, for us to qualify as a REIT, (1) not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year, and (2) such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

To ensure that we continue to meet the requirements for qualification as a REIT, our Third Restated Declaration of Trust, subject to some exceptions, provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning our securities in excess of 9.8%, in number or value, of our outstanding securities (the “Ownership Limit”), (ii) fewer than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Code, (iv) 50.0% or more of the fair market value of our securities being held by persons other than United States Persons, as defined in Section 7701(a)(30) of the Code (“Non-U.S. Persons”), or (v) our disqualification as a REIT under Section 856 of the Code, will be void ab initio.  If any transaction is not void ab initio, then the securities in excess of the Ownership Limit, that cause us to be “closely held,” that result in 50.0% or more of the fair market value of our securities to be held on Non-U.S. Persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of “Excess Shares,” and these Excess Shares will be transferred to an “Excess Share Trustee” for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

In such event, any dividends on Excess Shares will be paid to the Excess Share Trust for the benefit of the charitable beneficiaries.  The Excess Share Trustee will be entitled to vote the Excess Shares, if applicable, on any matter.  The Excess Share Trustee may only transfer the Excess Shares held in the Excess Share Trust as follows:  (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the Ownership Limit; (ii) if securities were transferred to the Excess Share Trustee due to a transaction or event that would have caused a violation of the Ownership Limit or would have caused us to be “closely held,” the Excess Share Trustee will transfer the Excess Shares to the person who makes the highest offer for the Excess Shares, pays the purchase price and whose ownership will not violate the Ownership Limit or cause us to be “closely held”; and (iii) if Excess Shares were transferred to the Excess Share Trustee due to a transaction or event that would have caused Non-U.S. Persons to own more than 50% of the value of our securities, the Excess Share Trustee will transfer the Excess Shares to the United States person who makes the highest offer for the Excess Shares, pays the purchase price and whose ownership will not violate the Ownership Limit or cause us to be “closely held.”

When the Excess Share Trustee makes any transfer, the person whose shares were exchanged for Excess Shares (the “Purported Record Transferee”) will receive (i) the lesser of (A) the price paid by the Purported Record Transferee, or if the Purported Record Transferee did not give value for the securities, the market price of the securities on the day the securities were exchanged for Excess Shares, and (B) the price received by the Excess Share Trust for securities, minus (ii) any dividends received by the Purported Record Transferee that the Purported Record Transferee was under an obligation to pay over to the Excess Share Trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the Excess Share Trustee.

The preceding description of the restrictions on ownership and transfer of our capital stock is only a summary.  For a complete description, we refer you to our Third Declaration of Trust and Bylaws and any amendments thereto.  We have incorporated by reference our Third Declaration of Trust and Bylaws as exhibits to the registration statement of which this prospectus is a part.

RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated.  The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges.  The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends.  For purposes of calculating these ratios, earnings consist of income from continuing operations before minority interest plus fixed charges.  Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.  Preferred share dividends consist of dividends on our Series A Preferred Shares.

	Fiscal Year ended April 30,										Three Months ended
	2008		2007		2006		2005		2004		July 31, 2008
Consolidated ratio of earnings to fixed charges	1.23	x	1.24	x	1.21	x	1.20	x	1.23	x	1.15	x
Consolidated ratio of earnings to combined fixed charges and preferred distributions	1.19	x	1.19	x	1.16	x	1.14	x	1.23	x	1.12	x

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, ownership, and disposition of our securities, which are anticipated to be material to purchasers of the securities to which any prospectus supplement may relate. However, because this is only a summary, it may not contain all of the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending upon your particular tax situation;

•
special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed below), a broker-dealer, a non-U.S. person (except to the extent discussed below), a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary generally does not address alternative minimum tax, state, local or non-U.S. tax considerations;

•	this summary deals only with shareholders that hold our common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

•	we do not intend this discussion to be, and you should not construe it as, tax advice.

You should review the following discussion and any applicable prospectus supplement and consult with your own tax advisor to determine the tax consequences to you of the acquisition, ownership and disposition of the securities to which any applicable prospectus supplement may relate, including the federal, state, local, foreign and other tax consequences.

We base the information in this discussion on the current Internal Revenue Code, current, final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Taxation of Investors Real Estate Trust as a REIT

We elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended April 30, 1971. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to be organized and to operate in such a manner. However, we cannot assure you that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. Qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results. The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its shareholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Federal Income Taxation of Investors Real Estate Trust

In the opinion of Pringle & Herigstad, P.C., we qualified to be taxed as a REIT for our taxable years ended April 30, 2001 through April 30, 2008, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending April 30, 2009 and in the future. Investors should be aware that Pringle & Herigstad’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Pringle & Herigstad’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Pringle & Herigstad has reviewed those matters in connection with the foregoing opinion, Pringle & Herigstad will not review our compliance with those tests on a continuing basis. Accordingly, with respect to our current and future taxable years, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “-Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that is timely distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal “double taxation” on earnings (that is, taxation at the corporate level when earned, and again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on our undistributed “REIT taxable income,” including undistributed net capital gains.

Second, under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference, including any deductions of net operating losses.

Third, if we have net income from the sale or other disposition of “foreclosure property” that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

Fourth, if we have net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

Fifth, if we should fail to satisfy one or both of the 75% gross income test or the 95% gross income test as described below under “—Requirements for Qualification—Income Tests,” but have nonetheless maintained our qualification as a REIT because we have met other requirements, we will be subject to a 100% tax on the greater of (1)(a) the amount by which we fail the 75% gross income test or (b) the amount by which 90% (or 95% commencing with taxable years beginning on or after January 1, 2005) of our gross income exceeds the amount of our income qualifying for the 95% gross income test, multiplied in either case by (2) a fraction intended to reflect our profitability.

Sixth, if we fail any of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test) commencing with taxable years beginning on or after January 1, 2005, as described below under “— Requirements for Qualification — Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Seventh, if we fail to satisfy one or more requirements for REIT qualification commencing with taxable years beginning on or after January 1, 2005, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

Eighth, if we fail to distribute during each year at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our capital gain net income for such year, and

•	any undistributed taxable income required to be distributed from prior periods,

then we will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

Ninth, if we should acquire any asset from a “C” corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate rate applicable on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, the “Built-in Gains Tax.”

Tenth, if we own taxable REIT subsidiaries, we will be subject to a 100% excise tax on transactions with them that are not conducted on an arm’s-length basis. Currently we do not own any direct or indirect interests in taxable REIT subsidiaries.

Eleventh, we may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

Twelfth, we may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Recordkeeping Requirements.”

Thirteenth, the earnings of our lower-tier entities, if any, that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.  We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for application of the REIT rules;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•	that has at least 100 persons as beneficial owners (determined without reference to any rules of attribution);

•
during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

•
which elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

•
that (unless the entity qualified as a REIT for any taxable year beginning on or before October 4, 1976, which is the case with us) uses the calendar year as its taxable year and complies with the recordkeeping requirements of the federal income tax laws; and

•	that satisfies the income tests, the asset tests, and the distribution tests, described below.

The Internal Revenue Code provides that REITs must satisfy all of the first four, the eighth (if applicable) and the ninth preceding requirements during the entire taxable year. REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the sixth requirement, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used for charitable purposes.  An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of the sixth requirement above. We will be treated as having met the sixth requirement if we comply with certain Treasury Regulations for ascertaining the ownership of our securities for such year and if we did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year. Our Third Restated Declaration of Trust currently includes restrictions regarding transfer of our securities that, among other things, assist us in continuing to satisfy the fifth and sixth of these requirements.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary from its parent REIT will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself for purposes of applying the requirements herein. Our qualified REIT subsidiaries will not be subject to federal corporate income taxation, although they may be subject to state and local taxation in some states.

An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes.  An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes.  In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership’s gross income for purposes of the applicable REIT qualification tests. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of IRET Properties, our operating partnership (including our operating partnership’s share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as our assets, liabilities and items of income for purposes of applying the requirements described herein. For purposes of the 10% value test (see “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership.  For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a hotel (or, with respect to taxable years beginning after July 30, 2008, a health care facility) if such rights are held by the taxable REIT subsidiary as a franchisee, licensee, or in a similar capacity and such hotel (or, with respect to taxable years beginning after July 30, 2008, such health care facility) is either owned by the taxable REIT subsidiary or leased to the taxable REIT subsidiary by its parent REIT.  A taxable REIT subsidiary will not be considered to operate or manage a “qualified health care property” or a “qualified lodging facility” solely because the taxable REIT subsidiary directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.  Further, a taxable REIT subsidiary will not be considered to operate or manage a qualified health care property or qualified lodging facility located outside of the United States, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the taxable REIT subsidiary pursuant to a management agreement or similar service contract. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Although we previously owned an interest in a taxable REIT subsidiary, currently we do not own any direct or indirect interests in taxable REIT subsidiaries. However, it is possible that in the future we may engage in activities indirectly through one or more taxable REIT subsidiaries to obtain the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly.

Income Tests.  In order to maintain qualification as a REIT, we must satisfy two gross income requirements. First, we must derive, directly or indirectly, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property or mortgages on real property, including “rents from real property,” gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities. For taxable years beginning on or after January 1, 2005, income and gain from “hedging transactions,” as defined below, that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). Income and gain from “hedging transactions” entered into after July 30, 2008 that are clearly and timely identified as such will also be excluded from both the numerator and the denominator for purposes of the 75% gross income test.  In addition, as discussed below, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.  The following paragraphs discuss the specific application of the gross income tests to us.

Rents that we receive from our real property will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met.

First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales, provided that such percentage (a) is fixed at the time the lease is entered into, (b) is not renegotiated during the term of the lease in a manner that has the effect of basing percentage rent on income or profits, and (c) conforms with normal business practice.

Second, “rents from real property” generally excludes any amount received directly or indirectly from any tenant if we, or an owner of 10% of more of our outstanding shares, directly or constructively, own 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a “related party tenant.” Under a pair of exceptions from the related-party tenant rule for taxable REIT subsidiaries, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property,” (i) so long as (a) at least 90% of the leased space in the property in question is leased to persons other than taxable REIT subsidiaries and related-party tenants, (b) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, and (c) the amount paid is not attributable to increased rent as a result of a modification of a lease with a taxable REIT subsidiary in which we own, directly or indirectly, more than 50% of the voting power or value of the stock, or (ii) if we lease a “qualified lodging facility” to a taxable REIT subsidiary and such facility is operated by an “eligible independent contractor.” For taxable years beginning after July 30, 2008, rental payments from a taxable REIT subsidiary will also qualify as “rents from real property” if we lease a “qualified health care property” to a taxable REIT subsidiary and such property is operated by an “eligible independent contractor.”  If in the future we receive rent from a taxable REIT subsidiary, we will seek to comply with these exceptions.

Third, “rents from real property” excludes rent attributable to personal property except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year.

Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute “rents from real property” unless such services are customarily provided in the geographic area. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by us. Where, on the other hand, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom we do not receive any income or a taxable REIT subsidiary. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as “rents from real property.”

We do not currently charge and do not anticipate charging rent that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of receipts or sales, as is permitted). We also do not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.

Our operating partnership does provide some services with respect to our properties. We believe that the services with respect to our properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that we believe may not be provided by us or the operating partnership directly without jeopardizing the qualification of rent as “rents from real property” are and will be performed by independent contractors or taxable REIT subsidiaries.

We may, directly or indirectly, receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the operating partnership. These fees, to the extent paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. The operating partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•
the aggregate expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•
either (1) during the year in question, the REIT did not make more than seven sales of property, other than foreclosure property or sales to which Section 1033 of the Internal Revenue Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•
in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•
if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may, however, form or acquire a taxable REIT subsidiary to hold and dispose of those properties we conclude may not fall within the safe-harbor provisions.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized subsequent to July 30, 2008, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property (a) that is acquired by a REIT as the result of such REIT having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property, (b) for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated, and (c) for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

From time to time, we may enter into hedging transactions with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For taxable years beginning prior to January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incurred to acquire or carry “real estate assets” was qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent we hedged with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions should have been treated for the gross income tests. For taxable years beginning on or after January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. For those taxable years, a “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.  “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test.  Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT.  “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test.  Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property.  Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test.  These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities.  Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. For taxable years beginning prior to January 1, 2005, the relief provisions generally will be available if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we file a disclosure schedule with the IRS after we determine that we have not satisfied one of the gross income tests; and

•	any incorrect information on the schedule is not due to fraud with intent to evade tax.

Commencing with taxable years beginning on or after January 1, 2005, those relief provisions will be available if:

•	our failure to meet these tests is due to reasonable cause and not to willful neglect; and

•	we file a disclosure schedule with the IRS after we determine that we have not satisfied one of the gross income tests in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict whether in all circumstances we would be entitled to the benefit of the relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally earn exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Internal Revenue Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.

Asset Tests.  At the close of each quarter of our taxable year, we also must satisfy the following asset tests to maintain our qualification as a REIT:

•
At least 75% of the value of our total assets must be represented by real estate assets (including interests in real property (including leaseholds and options to acquire real property and leaseholds), interests in mortgages on real property, and stock in other REITs), cash and cash items (including receivables), government securities and investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year-term.

•	No more than 25% of the value of our total assets may be represented by securities of taxable REIT subsidiaries or other assets that are not qualifying for purposes of the 75% asset test.

•
Except for equity investments in REITs, partnerships, qualified REIT subsidiaries or taxable REIT subsidiaries or other investments that qualify as “real estate assets” for purposes of the 75% asset test:

o	the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets (the “5% asset test”);

o	we may not own more than 10% of the voting power or value of any one issuer’s outstanding voting securities (the “10% vote or value test”).

•
No more than 20% of our total assets (or, with respect to taxable years beginning after July 30, 2008, 25% of the value of our total assets) may be represented by securities of one of more taxable REIT subsidiaries.

Certain types of securities are disregarded as securities for purposes of the 10% value limitation discussed above, including (i) straight debt securities (including straight debt that provides for certain contingent payments); (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person”; (iv) any obligation to pay rents from real property; (v) certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by a REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is derived from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For taxable years beginning after October 22, 2004, a special look-through rule applies for determining a REIT’s share of securities held by a partnership in which the REIT holds an interest for purposes of the 10% value test. Under that look-through rule, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to securities described in items (b) and (c) above.

We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We monitor the status of our assets for purposes of the various asset tests, and manage our portfolio in order to comply with such tests.

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

Commencing with taxable years beginning on or after January 1, 2005, after the 30-day cure period, if a REIT violates the 5% asset test or the 10% vote or value test described above, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets causing the violation. In the event of any other failure of the asset tests for taxable years beginning on or after January 1, 2005, a REIT may avoid disqualification as a REIT after the 30-day cure period, if such failure was due to reasonable cause and not due to willful neglect, by taking certain steps, including the disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

Annual Distribution Requirements

To qualify for taxation as a REIT, the Internal Revenue Code requires that we make distributions (other than capital gain distributions and deemed distributions of retained capital gain) to our shareholders in an amount at least equal to (a) the sum of: (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain or loss), and (2) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

Generally, we must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent calendar year, however, will be treated as if paid in the prior calendar year for purposes of the prior year’s distribution requirement if the dividends satisfy one of the following two sets of criteria:

•
We declare the dividends in October, November or December, the dividends are payable to shareholders of record on a specified date in such a month, and we actually pay the dividends during January of the subsequent year; or

•
We declare the dividends before we timely file our federal income tax return for such year, we pay the dividends in the 12-month period following the close of the prior year and not later than the first regular dividend payment after the declaration, and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

The distributions under the first bullet point above are treated as received by shareholders on December 31 of the prior taxable year, while the distributions under the second bullet point are taxable to shareholders in the year paid.

Even if we satisfy the foregoing distribution requirements, we will be subject to tax thereon to the extent that we do not distribute all of our net capital gain or “REIT taxable income” as adjusted. Furthermore, if we fail to distribute at least the sum of 85% of our REIT ordinary income for that year; 95% of our REIT capital gain net income for that year; and any undistributed taxable income from prior periods, we would be subject to a 4% non-deductible excise tax on the excess of the required distribution over the amounts actually distributed.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax we paid. For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements. We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, we may find it necessary to arrange for borrowings or, if possible, pay taxable dividends in order to meet the distribution requirement or avoid such income or excise taxation.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Internal Revenue Code, or an agreement as to tax liability between us and an IRS district director, or, an amendment or supplement to our federal income tax return for the applicable tax year, we may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend we subsequently paid to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We have complied and intend to continue to comply with these requirements.

Failure To Qualify

Commencing with taxable years beginning on or after January 1, 2005, a violation of a REIT qualification requirement other than the gross income tests or the asset tests will not disqualify us if the violation is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each such violation. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In that event, to the extent of our positive current and accumulated earnings and profits, distributions to shareholders will be dividends, generally taxable to non-corporate shareholders at long-term capital gains tax rates (through 2010, as described below) and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our REIT qualification. We cannot state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally earn exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Shareholders

As used in this prospectus, the term “U.S. Shareholder” means a holder of our securities that, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	is an estate, the income of which is subject to federal income taxation regardless of its source;

•
is a trust and a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	is an eligible trust that elects to be taxed as a U.S. person under applicable Treasury Regulations.

If a partnership, entity, or arrangement treated as a partnership for federal income tax purposes holds our securities, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  If you are a partner in a partnership holding our securities, you should consult your tax advisor regarding the consequences of the purchase, ownership, and disposition of our securities by the partnership.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

Distributions Generally.  Distributions to taxable U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current and accumulated earnings and profits and, to that extent, will constitute ordinary income to U.S. Shareholders. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share distributions and then to our common share distributions.

These distributions are not eligible for the dividends received deduction generally available to corporations. Certain “qualified dividend income” received by U.S. Shareholders in taxable years 2003 through 2010 is subject to tax at the same tax rates as long-term capital gain (generally, a maximum rate of 15% for such taxable years). Qualified dividend income generally includes dividends paid to U.S. Shareholders taxed at individual rates by domestic corporations and certain qualified foreign corporations. Dividends received from REITs, however, generally do not constitute qualified dividend income, are not eligible for these reduced rates and, therefore, will continue to be subject to tax at higher ordinary income rates (generally, a maximum rate of 35% for taxable years 2003 through 2010), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income. In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. Shareholder must hold our securities for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our securities become ex-dividend.

To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s shares, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its shares. Such gain will generally be treated as long-term capital gain, or short-term capital gain if the securities have been held for less than one year, assuming the securities are a capital asset in the hands of the U.S. Shareholder. Dividends we declared in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.

Capital Gain Distributions.  Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her shares. However, corporate U.S. shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to holders of our preferred shares will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Internal Revenue Code) paid to holders of our preferred shares for the year and the denominator of which will be the total dividends paid to holders of all classes of our shares for the year.

We may elect to retain and pay income tax on net long-term capital gain that we recognized during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of our undistributed long-term capital gains. U.S. Shareholders will also be deemed to have paid their proportionate share of the tax we paid, which would be credited against such shareholders’ U.S. income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders’ shares will be increased by the excess of the amount of capital gain included in our income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account before January 1, 2011, generally will be taxed to U.S. Shareholders taxed at individual rates at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions we designated as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to U.S. Shareholders taxed at individual rates at regular long-term capital gains rates (currently at a minimum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant.  In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Passive Activity Loss and Investment Interest Limitations.  Distributions from us and gain from the disposition of our shares will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any “passive activity losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitations. Net capital gain from the disposition of our shares or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any net operating losses that we incur. Instead, these losses are generally carried over by us for potential affect against future income.

Dispositions of Securities.  In general, U.S. Shareholders who are not dealers in securities will realize capital gain or loss on the disposition of our securities equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that shareholder’s adjusted basis in the securities. The applicable tax rate will depend on the U.S. Shareholder’s holding period in the asset (generally, if the U.S. Shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum long-term capital gain rate for U.S. Shareholders taxed at individual rates currently being 15%). The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of securities that the U.S. shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Redemptions of Preferred Shares.  A redemption of our preferred shares will be treated under Section 302 of the Internal Revenue Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale of our preferred shares (in which case the redemption will be treated in the same manner as a sale described above in “—Dispositions of Securities”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder's interest in our shares of beneficial interest, (ii) results in a “complete termination” of the holder’s interest in all our classes of beneficial interest, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Internal Revenue Code.  In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, generally must be taken into account.  Because the determination as to whether any of the three alternative tests of Section 302(b) of the Internal Revenue Code described above will be satisfied with respect to any particular holder of our preferred shares depends upon the facts and circumstances at the time that the determination must be made, prospective investors are urged to consult their tax advisors to determine such tax treatment.

If a redemption of our preferred shares does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above.  In that case, a shareholder's adjusted tax basis in the redeemed preferred shares will be transferred to such shareholder's remaining share holdings in us. If the shareholder does not retain any of our shares, such basis could be transferred to a related person that holds our shares or it may be lost.

Treatment of Tax-Exempt Shareholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income” (“UBTI”).  While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, distributions from us to tax-exempt shareholders generally will not constitute UBTI, unless the shareholder has borrowed to acquire or carry its shares or has used the securities in an unrelated trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either (1) at least one qualified trust holds more than 25% by value of the REIT’s shares or (2) a group of qualified trusts, each owning more than 10% by value of the REIT’s shares, holds in the aggregate more than 50% of the REIT’s shares. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code.

Special Tax Considerations For Non-U.S. Shareholders

A “non-U.S. Shareholder” is a shareholder that is not a U.S. Shareholder or a partnership (or entity treated as a partnership for federal income tax purposes). The rules governing the federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. Shareholders to consult their own tax advisors to determine the impact of federal, foreign, state, and local income tax laws on the purchase, ownership, and disposition of our securities, including any reporting requirements.

In general, non-U.S. Shareholders will be subject to federal income tax at graduated rates with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States in the same manner that U.S. shareholders are taxed. A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that the “FIRPTA” rules discussed below treat such income as effectively connected income).

Distributions by us that are not attributable to gain from the sale or exchange by us of a “United States real property interest” (a “USRPI”), as defined below, and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its shares (but not below zero) and then as gain from the disposition of such securities, the tax treatment of which is described under the rules discussed below with respect to dispositions of securities. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. Shareholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. Shareholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).  The term USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property.  Under the FIRPTA rules, a non-U.S. Shareholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder.  A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless the exception described in the next paragraph applies, we must withhold 35% of any distribution that we could designate as a capital gain dividend.  A non-U.S. Shareholder may receive a credit against its tax liability for the amount we withhold.

Distributions by us with respect to our securities that are attributable to gain from the sale or exchange of a USRPI will be treated as ordinary dividends (taxed as described above) to a non-U.S. Shareholder rather than as gain from the sale of a USRPI as long as (1) the applicable class of shares are “regularly traded” on an established securities market in the United States and (2) the non-U.S. Shareholder did not own more than 5% of such class of shares at any time during the one-year period preceding the date of the distribution. Capital gain dividends distributed to a non-U.S. Shareholder that held more than 5% of the applicable class of shares in the year preceding the distribution, or to all non-U.S. Shareholders in the event that the applicable class of shares ceases to be regularly traded on an established securities market in the United States, will be taxed under FIRPTA as described in the preceding paragraph. Moreover, if a non-U.S. Shareholder disposes of our shares during the 30-day period preceding a dividend payment, and such non-U.S. Shareholder (or a person related to such non-U.S. Shareholder) acquires or enters into a contract or option to acquire our shares within 61 days of the 1st day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. Shareholder, then such non-U.S. Shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on this matter, it appears that amounts designated by us as undistributed capital gains in respect of our shares generally should be treated with respect to non-U.S. Shareholders in the same manner as actual distributions by us of capital gain dividends.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 30% of ordinary dividends paid out of earnings and profits. Special withholding rules apply to capital gain dividends that are not recharacterized as ordinary dividends. In addition, we may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to a withholding rate of 30%. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s U.S. tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

•	a lower treaty rate applies and the non-U.S. Shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

•
the non-U.S. Shareholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

•	the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a USRPI, in which case tax will be withheld at a 35% rate.

   Unless our securities constitute a USRPI within the meaning of FIRPTA, a sale of our shares by a non-U.S. Shareholder generally will not be subject to federal income taxation. Our securities will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We believe that we are a domestically controlled qualified investment entity and, therefore, that the sale of our securities will not be subject to taxation under FIRPTA. However, because our common shares and Series A preferred shares are publicly traded, we cannot assure you that we are or will be a domestically controlled qualified investment entity at all times in the future. If we were not a domestically controlled qualified investment entity, a non-U.S. Shareholder’s sale of our securities would be a taxable sale of a USRPI unless the shares were “regularly traded” on an established securities market (such as NASDAQ) and the selling shareholder owned, actually or constructively, no more than 5% of the shares of the applicable class throughout the applicable testing period. If the gain on the sale of securities were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our securities are not a USRPI, a nonresident alien individual’s gains from the sale of securities will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

A purchaser of our securities from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased securities are “regularly traded” on an established securities market or if we are a domestically controlled qualified investment entity. Otherwise, the purchaser of our shares from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our shares currently are traded on the NASDAQ. We believe that our common shares and Series A preferred shares qualify as “regularly traded” and that we are a domestically controlled qualified investment entity but we cannot provide any assurance to that effect.

Upon the death of a nonresident alien individual, that individual’s ownership of our shares will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders.  In general, information reporting requirements will apply to payments of distributions on our securities and payments of the proceeds of the sale of our securities, unless an exception applies. Further, a payee may be subject to backup withholding at a rate of up to 28% if:

•	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder furnishes the required information to the IRS. A U.S. Shareholder who does not provide us with its correct tax identification number may be subject to penalties imposed by the IRS.

Non-U.S. Shareholders.  Generally, information reporting will apply to payments of distributions on our securities, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our securities to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of our securities to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you should consult your tax advisor regarding the information reporting requirements applicable to you.

Other Tax Consequences

Tax Aspects of Our Investments in the Operating Partnership.  The following discussion summarizes certain material federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership (excluding the operating partnership, which has more than 100 partners) should qualify for the private placement exclusion.

The operating partnership does not qualify for the private placement exclusion. While units of the operating partnership are not and will not be traded on an established securities market, and while the exchange rights of limited partners of the operating partnership are restricted by the agreement of limited partnership in ways that we believe, taking into account all of the facts and circumstances, prevent the limited partners from being able to buy, sell or exchange their limited partnership interests in a manner such that the limited partnership interests would be considered “readily tradable on a secondary market or the substantial equivalent thereof” under the PTP regulations, no complete assurance can be provided that the IRS will not successfully assert that the operating partnership is a publicly traded partnership.

As noted above, a publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership’s gross income for each taxable year in which the partnership is a publicly traded partnership consists of “qualifying income” under Section 7704 of the Code. “Qualifying income” under Section 7704 of the Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. In addition, qualifying income under Section 7704 of the Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We believe the operating partnership has satisfied the 90% qualifying income test under Section 7704 of the Code in each year since its formation and will continue to satisfy that exception in the future. Thus, the operating partnership has not and will not be taxed as a corporation.

There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. Under Section 7704 of the Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The operating partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Pringle & Herigstad, which is based on the provisions of the limited partnership agreement of the operating partnership and on certain factual assumptions and representations made by us, the operating partnership has since its formation and will continue to be taxed as a partnership rather than a corporation. Pringle & Herigstad’s opinion is not binding on the IRS or the courts.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “–Requirements for Qualification – Income Tests” and “–Requirements for Qualification – Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “–Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.  Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we as general partner select a different method, our operating partnership will use the traditional method for allocating items with respect to which there is a book-tax difference.

Basis in Partnership Interest.  Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

•
reduced, but not below zero, by our allocable share of the partnership’s loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships.  The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A partnership in which we are a partner generally will depreciate property for federal income tax purposes under the alternative depreciation system of depreciation, referred to as ADS. Under ADS, the partnership generally will depreciate (1) furnishings and equipment over a nine year recovery period using a straight line method and a mid-month convention, (2) buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention, and (3) land improvements such as landscaping and parking lots over a 20-year recovery period using a straight line method. The partnership’s initial basis in properties acquired in exchange for units of the partnership should be the same as the transferor’s basis in such properties on the date of acquisition. Although the law is not entirely clear, the partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property.  Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

Our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “–Requirements for Qualification – Income Tests.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

State and Local Tax

We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. The tax treatment of us and our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our securities.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus directly, through agents designated by us from time to time or to or through underwriters or dealers.  If any agents, underwriters or dealers are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.  Underwriters may sell the securities offered by this prospectus to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

The securities may be offered and sold at a fixed price or prices, which may be subject to change, at prices related to the prevailing market prices at the time of sale, at negotiated prices or at other prices determined at the time of sale.

If so indicated in an applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase the securities offered by this prospectus from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated and the terms set forth in that prospectus supplement.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities offered by this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable prospectus supplement.  Underwriters, dealers and agents participating in the distribution of the securities offered by this prospectus may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities offered by this prospectus may be deemed to be underwriting discounts and commissions, under the Securities Act.  Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise indicated in an applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

Underwriters, agents and dealers, and their affiliates, may be customers of, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus, the federal and state tax aspects of the organization and operation of the Company and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of those documents upon payment of a duplicating fee to the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.  You can review our SEC filings, including the registration statement, by accessing the SEC’s Internet site at http://www.sec.gov or our web site at http://www.irets.com.  The information set forth on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we consider incorporated documents to be part of the prospectus; we may disclose important information to you by referring you to those documents; and information we subsequently file with the SEC will automatically update and/or supersede the information in this prospectus.  This prospectus incorporates by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended April 30, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2008;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2008;

•
The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987; and

•
The description of our Series A Cumulative Redeemable Preferred Shares of Beneficial Interest contained in our registration statement on Form 8-A, dated April 21, 2004 and filed with the Securities and Exchange Commission on April 22, 2004.

We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus Supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust
12 Main Street South
Minot, N.D. 58701
Attn:  Michael Bosh, General Counsel and Corporate Secretary
(701) 837-4738

3,000,000 Common Shares of Beneficial Interest

Prospectus Supplement

June 2, 2009

Robert W. Baird & Co.

D.A. Davidson & Co.

J.J.B. Hilliard, W.L. Lyons, LLC